Exhibit 99.1
CELESTICA INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

    In this Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A), "Celestica," the "Company," "we," "us" and "our" refer to Celestica Inc. and its subsidiaries. This MD&A should be read in conjunction with our September 30, 2021 unaudited interim condensed consolidated financial statements (Q3 2021 Interim Financial Statements), and our Annual Report on Form 20-F for the year ended December 31, 2020 (2020 20-F), including our 2020 audited consolidated financial statements (2020 AFS) contained therein, which we prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Unless otherwise noted, all dollar amounts are expressed in United States (U.S.) dollars. The information in this discussion is provided as of October 25, 2021 unless we indicate otherwise.

Certain statements contained in this MD&A constitute forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (U.S. Exchange Act), and contain forward-looking information within the meaning of Canadian securities laws. Such forward-looking information includes, without limitation, statements related to: anticipated and potential adverse impacts resulting from coronavirus disease 2019 and related mutations (COVID-19); our priorities, intended areas of focus, targets, objectives, and goals; trends in the electronics manufacturing services (EMS) industry and our segments (and/or their constituent businesses) and their anticipated impact; the anticipated impact of current market conditions on each of our segments (and/or their constituent businesses) and near term expectations (positive and negative); our anticipated acquisition of PCI Private Limited (PCI), the expected timing, cost, and funding thereof, and the expected impact of such acquisition, if consummated, on our Q4 2021 and 2022 financial results; our intention to launch a new normal course issuer bid (NCIB) and anticipated terms; our pursuit of a new term loan under our credit facility; potential future restructuring or divestiture actions; our anticipated financial and/or operating results and outlook; our strategies; the impact of program wins, transfers, losses or disengagements; materials, component and supply chain constraints; anticipated expenses, capital expenditures and other working capital requirements and contractual obligations; our intended repatriation of certain undistributed earnings from foreign subsidiaries (and amounts we do not intend to repatriate in the foreseeable future); the potential impact of tax and litigation outcomes; our ability to use certain tax losses; intended investments in our business; the potential impact of the pace of technological changes, customer outsourcing, program transfers, and the global economic environment; the intended method of funding subordinate voting share (SVS) repurchases and our restructuring provision; the lease for our temporary and new corporate headquarters; Toronto transition costs; the impact of our outstanding indebtedness; liquidity and the sufficiency of our capital resources; our financial statement estimates and assumptions; our compliance with covenants under our credit facility; interest rates and expense and commitment fees; interest rate swap agreements; the potential adverse impacts of events outside of our control, including, among others: policies or legislation instituted or proposed by the former or current administration in the U.S., U.S. and global tax reform, product/component tariffs on items imported into the U.S. and related countermeasures, and/or the impact of, in addition to COVID-19, other widespread illness or disease (External Events); mandatory prepayments under our credit facility; income tax incentives; the anticipated impact of COVID-19-related tax relief measures; accounts payable cash flow levels; and accounts receivable sales. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “continues,” “project,” “target,” “potential,” “possible,” “contemplate,” “seek,” or similar expressions, or may employ such future or conditional verbs as “may,” “might,” “will,” “could,” “should,” or “would,” or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.

Forward-looking statements are provided to assist readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and are subject to risks that could cause actual results to differ materially from those expressed or implied in such forward-looking statements, including, among others, risks related to: customer and segment concentration; challenges of replacing revenue from completed, lost or non-renewed programs or customer disengagements; our customers' ability to compete and succeed using our products and services; price, margin pressures, and other competitive factors and adverse market conditions affecting, and the highly competitive nature of, the EMS industry in general and our segments in particular (including the risk that anticipated market improvements do not materialize); changes in our mix of customers and/or the types of products or services we provide, including negative impacts of higher concentrations of lower margin programs; the cyclical and volatile nature of our semiconductor business; delays in the delivery and availability of components, services and/or materials; managing changes in customer demand; rapidly evolving and changing technologies, and changes in our customers' business or outsourcing strategies; the expansion or consolidation of our operations; volatility in the commercial aerospace industry; the inability to maintain adequate utilization of our workforce; the nature of the display market; defects or deficiencies in our products, services or designs; integrating and achieving the anticipated benefits from acquisitions and "operate-in-place" arrangements; compliance with customer-driven policies and standards, and third-party certification requirements; challenges associated with new customers or programs, or the provision of new services; the impact of our restructuring actions, divestitures and/or productivity initiatives, including a failure to achieve anticipated benefits therefrom; the incurrence of future restructuring charges, impairment charges, other write-downs of assets or operating losses; managing our business during uncertain market, political and economic conditions, including among others, geopolitical and other risks associated with our international operations, including military actions, protectionism and reactive countermeasures, economic or other sanctions or trade barriers; disruptions to our operations, or those of our customers, component suppliers and/or logistics partners, including as a result of External Events; the scope, duration and impact of the COVID-19 pandemic, including its continuing adverse impact on the commercial aerospace industry; changes to our operating model; changing commodity, materials and component costs as well as labor costs and conditions; execution and/or quality issues (including our ability to successfully resolve these challenges); non-performance by counterparties; maintaining sufficient financial resources to fund currently anticipated financial actions and obligations and to pursue desirable business opportunities; negative impacts on our business resulting from current outstanding third-party indebtedness; negative impacts on our business resulting from any significant uses of cash, securities issuances, and/or additional increases in third-party indebtedness (including increased third-party indebtedness for the acquisition of PCI, and/or as a result of an inability to sell desired amounts under our uncommitted accounts receivable sales program); the failure to obtain an additional term loan in connection with our acquisition of PCI on acceptable terms, in a timely manner, or at all, and if obtained, such term loan includes additional restrictive financial or operational covenants, significantly increased interest rates and/or additional significant fees; the failure to satisfy the closing conditions required for our purchase of PCI; a material adverse change at PCI; operational impacts that may affect PCI’s ability to achieve anticipated financial results; the purchase price for PCI varying from the expected amount; the inability to use cash on hand and/or borrowings under our credit facility to fund the acquisition as anticipated; the failure to consummate the purchase of PCI when anticipated, in a timely manner, or at all, and if the acquisition is consummated, a failure to successfully integrate the acquisition, further develop our capabilities and/or customer base in expected markets or otherwise expand our portfolio of solutions, and/or achieve the other expected synergies and benefits from the acquisition; foreign currency volatility; our global operations and supply chain; competitive bid selection processes; customer relationships with emerging companies; recruiting or retaining skilled talent; our dependence on industries affected by rapid technological change; our ability to adequately protect intellectual property and confidential information; increasing taxes, tax audits, and challenges of defending our tax positions; obtaining, renewing or meeting the conditions of tax incentives and credits; computer viruses, ransomware, malware, hacking attempts or outages that may disrupt our operations; the inability to prevent or detect all errors or fraud; the variability of revenue and operating results; unanticipated disruptions to our cash flows; compliance with applicable laws, regulations, and government subsidies, grants or credits; the management of our information technology systems; our pension and other benefit plan obligations; changes in accounting judgments, estimates and assumptions; our ability to maintain compliance with applicable (or any new) credit facility covenants; interest rate fluctuations and changes to LIBOR; deterioration in financial markets or the macro-economic environment; our credit rating; the interest of our controlling shareholder; current or future litigation, governmental actions, and/or changes in legislation or accounting standards; negative publicity; that the Toronto Stock Exchange (TSX) will not accept a new NCIB; that we will not be permitted to, or do not, repurchase SVS under any NCIB; and our ability to achieve our environmental, social and governance (ESG) initiative goals, including with respect to climate change. The foregoing and other material risks and uncertainties are discussed in our public filings at www.sedar.com and www.sec.gov, including in this MD&A, our most recent Annual Report on Form 20-F filed with, and subsequent reports on Form 6-K furnished to, the U.S. Securities and Exchange Commission (SEC), and as applicable, the Canadian Securities Administrators.

Our forward-looking statements are based on various assumptions, many of which involve factors that are beyond our control. Our material assumptions include those related to the following: the scope and duration of materials constraints and the COVID-19 pandemic, and its impact on our sites, customers and our suppliers; fluctuation of production schedules from our customers in terms of volume and mix of products or services; the timing and execution of, and investments associated with, ramping new business; the success of our customers’ products; our ability to retain programs and customers; the stability of general economic and market conditions, and currency exchange rates; supplier performance, pricing and terms; compliance by third parties with their contractual obligations; the costs and availability of components, materials, services, equipment, labor, energy and transportation; that our customers will retain liability for product/component tariffs and countermeasures; global tax legislation changes; our ability to keep pace with rapidly changing technological developments; the timing, execution and effect of restructuring actions; the successful resolution of quality issues that arise from time to time; the components of our leverage ratio (as defined in our credit facility); our ability to successfully diversify our customer base and develop new capabilities; the availability of cash resources for, and the permissibility under our credit facility of, repurchases of outstanding SVS under NCIBs, acceptance of a new NCIB and compliance with applicable laws and regulations pertaining to NCIBs; receipt of an additional term loan under our credit facility on acceptable terms and in a timely manner; that we will maintain compliance with applicable (or any new) credit facility covenants; anticipated demand strength in certain of our businesses; anticipated demand weakness in, and/or the impact of anticipated adverse market conditions on, certain of our businesses; and that: the closing conditions to our purchase of PCI will be satisfied in a timely manner; no material adverse change will have occurred at PCI; anticipated financial results by PCI will be achieved; our purchase of PCI will be consummated in a timely manner and on anticipated terms; our ability to use available cash on hand and incur further indebtedness under our credit facility will be as expected in order to finance the PCI acquisition as anticipated; once acquired, we are able to successfully integrate PCI, further develop our ATS segment business, and achieve the other expected synergies and benefits from the acquisition; all financial information provided by PCI is accurate and complete, and all forecasts of PCI’s operating results are reasonable and were provided to Celestica in good faith; and we will continue to have sufficient financial resources to fund currently anticipated financial actions and obligations and to pursue desirable business opportunities. Although management believes its assumptions to be reasonable under the current circumstances, they may prove to be inaccurate, which could cause actual results to differ materially (and adversely) from those that would have been achieved had such assumptions been accurate. Forward-looking statements speak only as of the date on which they are made, and we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Overview

Celestica's business:

We deliver innovative supply chain solutions globally to customers in two operating and reportable segments: Advanced Technology Solutions (ATS) and Connectivity & Cloud Solutions (CCS). Our ATS segment consists of our ATS end market, and is comprised of our Aerospace and Defense (A&D), Industrial, Energy, HealthTech, and Capital Equipment businesses. Our Capital Equipment business is comprised of our semiconductor, display, and power & signal distribution equipment businesses. Our CCS segment consists of our Communications and Enterprise end markets. Our Enterprise end market is comprised of our servers and storage businesses. Information regarding our reportable segments is included in note 3 to the Q3 2021 Interim Financial Statements, filed at www.sedar.com and furnished with this MD&A on Form 6-K at www.sec.gov, and in note 26 to the 2020 AFS.

Our customers include original equipment manufacturers (OEMs), cloud-based and other service providers, including hyperscalers, and other companies in a wide range of industries. Our global headquarters is located in Toronto, Ontario, Canada. We operate a network of sites and centers of excellence strategically located in North America, Europe and Asia, with specialized end-to-end supply chain capabilities tailored to meet specific market and customer product lifecycle requirements. We offer a comprehensive range of product manufacturing and related supply chain services to customers in both of our segments, including design and development, new product introduction, engineering services, component sourcing, electronics manufacturing and assembly, testing, complex mechanical assembly, systems integration, precision machining, order fulfillment, logistics, asset management, product licensing, and after-market repair and return services. Our Hardware Platform Solutions (HPS) offering includes the development of hardware and design solutions in collaboration with customers, hardware platform solutions that can be used as-is or customized for specific applications, and management of program design and aspects of the supply chain, manufacturing, and after-market support.

    Products and services in our ATS segment are extensive and are often more regulated than in our CCS segment, and can include the following: government-certified and highly-specialized manufacturing, electronic and enclosure-related services for A&D customers; high-precision semiconductor and display equipment and integrated subsystems; a wide range of industrial automation, controls, test and measurement devices; advanced solutions for surgical instruments, diagnostic imaging and patient monitoring; and efficiency products to help manage and monitor the energy and power industries. Our ATS segment businesses typically have higher margin profiles and margin volatility, higher working capital requirements, and longer product life cycles than the businesses in our CCS segment. Products and services in our CCS segment consist predominantly of enterprise-level data communications and information processing infrastructure products, and can include routers, switches, data center interconnects, servers and storage-related products used by a wide range of businesses and cloud-based and other service providers to manage digital connectivity, commerce and social media applications. Our CCS segment businesses typically have lower margin profiles, lower working capital requirements, and higher volumes than the businesses in our ATS segment. Within our CCS segment, however, our HPS business (which includes firmware/software enablement across all primary IT infrastructure data center technologies and aftermarket services) typically has a higher margin profile than our traditional CCS businesses, but also requires specific investments (including research and development (R&D)) and higher working capital. Our CCS segment generally experiences a high degree of volatility in terms of revenue and product/service mix and as a result, our CCS segment margin can fluctuate from period to period. In recent periods, we have experienced an increasing shift in the mix of our programs towards cloud-based and other service providers, which are cyclically different from
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our traditional OEM customers, creating more volatility and unpredictability in our revenue patterns, and additional challenges with respect to the management of our working capital requirements.

Overview of business environment:

    The EMS industry is highly competitive. Demand can be volatile from period to period, and aggressive pricing is a common business dynamic. Customers may shift production between EMS providers for a number of reasons, including changes in demand for their products, pricing concessions, more favorable terms and conditions, execution or quality issues, their preference or need to modify or consolidate their supply chain capacity or change their supply chain partners, tax benefits, new trade policies or legislation, or consolidation among customers. Customers may also change the amount of business they outsource, or the concentration or location of their EMS suppliers. As a result, customer and segment revenue and mix, as well as overall profitability, are difficult to forecast. The loss of one or more major customers could have a material adverse effect on our operating results, financial position and cash flows.
    Managing our operations is complex, and our financial results often fluctuate, in each case as a result of, among other factors, product lifecycles in the markets we serve, production lead times required by our customers, our ability to secure materials and components, rapid shifts in technology, model obsolescence, commoditization of certain products, the emergence of new business models, shifting patterns of demand, the proliferation of software-defined technologies enabling the disaggregation of software and hardware, product oversupply, changing supply chains and customer supply chain requirements, and the build-up by customers of inventory buffers. For example, the shift from traditional network infrastructures to highly virtualized and cloud-based environments, and declines in end-market demand for proprietary systems in favor of open systems with standardized technologies in recent periods, have adversely impacted some of our traditional CCS segment customers, and favorably impacted our service provider customers and our HPS business. We continue to experience operational challenges as a result of global supply chain constraints, and to a lesser extent, from periodic COVID-19-related regional lockdowns and workforce constraints. In addition, notwithstanding recent increases in travel, the aviation industry continued to experience demand softness in the first three quarters of 2021 (YTD 2021) resulting from, among other things, the impact of COVID-19 (see "Segment Environment" and "COVID-19 Update" below).

    Capacity utilization, customer mix and the types of products and services we provide are important factors affecting our financial performance. The number of sites, the location of qualified personnel, the manufacturing capacity and network, and the mix of business through that capacity are vital considerations for EMS providers in terms of supporting their customers and generating appropriate returns. Because the EMS industry is working capital intensive, we believe that non-IFRS adjusted return on invested capital (adjusted ROIC), which is primarily based on non-IFRS operating earnings (each discussed in "Non-IFRS Financial Measures" below) and investments in working capital and equipment, is an important metric for measuring an EMS provider's financial performance.

External factors that may impact our business:

See "Recent Developments" below for a discussion of the impact of global supply chain constraints on our business in recent periods.

Governmental actions related to increased tariffs and/or international trade agreements have increased the cost to our U.S. customers who use our non-U.S. manufacturing sites and components, and vice versa, which may materially and adversely impact demand for our services, our results of operations or our financial condition. Production from China has become less cost-competitive than other low-cost countries in recent periods. In connection therewith, we have transferred numerous customer programs, primarily located in China, to countries unaffected by these tariffs (including Thailand). However, as tariffs are typically borne by the customers, we anticipate further actions from non-China-based customers to exit China to avoid these added costs. We will continue to monitor the scope and duration of trade actions by the U.S. and other governments on our business, including China's recent policy supporting its private sector businesses and restricting power consumption to companies operating in China.

Uncertainty in the global economy and financial markets may impact current and future demand for our customers' products and services, and consequently, our operations. We continue to monitor the dynamics and impacts of the global economic and financial environment and work to manage our priorities, costs and resources to anticipate and prepare for any changes we deem necessary. Other factors that could adversely impact our industry and business include government regulations or policies (see above), supplier or customer financial difficulties, natural disasters and related disruptions, political instability, geopolitical dynamics, terrorism, armed conflict, labor or social unrest, criminal activity, unusually adverse weather conditions, disease or illness that affects local, national or international economies, and other risks present in the jurisdictions in which we, our customers, our suppliers, and/or our logistics partners operate. These types of events could disrupt operations at one or more of our sites or those of our customers, component suppliers and/or our logistics partners. These events could also lead to higher costs or supply shortages and may disrupt the delivery of components to us, or our ability to provide finished products or services to our customers, any of which could adversely affect our operating results. The COVID-19 pandemic has resulted in such disruptions, higher costs and supply shortages, as well as government-mandated lockdowns and workforce constraints, all of which have had an adverse effect on our operating results. See "Recent Developments — COVID-19" in Item 5 of our 2020 20-F and "Recent Developments" below for a discussion of the impact and potential impact of COVID-19 and global supply chain constraints on our business. In addition, uncertainties resulting from policies or legislation instituted or proposed by the former or current administration in the U.S., global or additional U.S. tax reform, and/or political tensions between the U.S. and other countries, may adversely affect our business, results of operations and financial condition.

See "Our operations have been and could continue to be adversely affected by events outside our control" and "Policies or legislation instituted or proposed by the former or new U.S. administration could have a material adverse effect on our business, results of operations and financial condition" in the Risk Factors section, and "External Factors that May Impact our Business" in Item 5, of our 2020 20-F for additional detail.

Recent Developments:

Segment Environment:
ATS Segment:
    ATS segment revenue increased 12% in the third quarter of 2021 (Q3 2021) compared to the third quarter of 2020 (Q3 2020), driven by strong revenue growth in our Capital Equipment and HealthTech businesses, and the continuing recovery in our Industrial business. These increases more than offset continued softness in the commercial aerospace portion of our A&D business related to COVID-19. In addition to demand impacts, we also had adverse revenue impacts resulting from supply chain constraints (due in part to COVID-19) and COVID-19-related lockdowns and workforce constraints (collectively, Workforce Constraints) in Q3 2021 and Q3 2020. See "Supply Chain and Workforce Constraints" below for a description of the estimated adverse impact of such matters on ATS segment revenue in Q3 2021 and the prior year period. We remain on track to achieve our target of 10% revenue growth in our ATS segment in 2021 as compared to 2020.

The increase in ATS segment margin in Q3 2021 compared to Q3 2020 (4.3% compared to 3.7%) was primarily due to profitable growth in our Capital Equipment business, which more than offset the impact of lower revenues in our A&D business. This marks the sixth consecutive quarter of sequential ATS segment margin expansion. We anticipate our ATS segment margin will enter our target range of 5% to 6% in the fourth quarter of 2021 (Q4 2021).

    Revenue from our semiconductor Capital Equipment customers increased in Q3 2021 compared to Q3 2020. The growth was driven by continued strong end market demand, in combination with new program wins and market share gains. We expect continued strength in our Capital Equipment business in Q4 2021 and into 2022, and anticipate that revenue from our Capital Equipment business for 2021 will exceed $700 million, which would represent at least 30% growth over 2020.

    While A&D revenue in Q3 2021 was lower than in Q3 2020, primarily due to soft demand driven by the ongoing impact of COVID-19, headwinds have stabilized, resulting in modest sequential growth. Although we do not expect our commercial aerospace business to return to pre-COVID-19 levels in the near term, we expect modest sequential growth to continue in Q4 2021 and into 2022, supported by new program wins.

    During Q3 2021, revenue from our Industrial business increased compared to Q3 2020. Demand in our Industrial business continues to recover after being significantly impacted by COVID-19 in 2020. We expect year-over-year revenue and sequential growth in Q4 2021 supported by strong bookings and a general recovery in demand, as well as the addition of PCI assuming consummation of the acquisition in November 2021 as anticipated. We expect PCI’s portfolio, as well as our existing Industrial business, to achieve solid organic growth in 2022.

HealthTech revenue increased in Q3 2021 compared to Q3 2020. While we expect to see some moderation in revenue growth in Q4 2021 due to softening demand in our COVID-19-related programs, we continue to expect our overall HealthTech business to grow in 2022, supported by the ramping of new non-COVID-related programs.

CCS Segment:

    The 14% decrease in CCS segment revenue in Q3 2021 compared to Q3 2020, was primarily due to the impact of our disengagement (Cisco Disengagement) from programs with Cisco Systems, Inc. (Cisco), completed in the fourth quarter of 2020 (Q4 2020). During Q3 2021, we also experienced program-specific demand softness from certain server customers in our Enterprise end market. In addition to demand impacts, we also had adverse revenue impacts resulting from supply chain constraints (due in part to COVID-19) and Workforce Constraints in Q3 2021 and Q3 2020. See "Supply Chain and Workforce Constraints" below for a description of the estimated adverse impact of such matters on CCS segment revenue in Q3 2021 and the prior year period. The revenue decline was partially offset by strong demand from service provider customers, including in our HPS business, as well as strength in demand from certain storage customers in our Enterprise end market. We expect that year-to-year Enterprise revenue declines will begin to stabilize in Q4 2021.
CCS segment revenue from programs with customers other than Cisco increased 2% in Q3 2021 compared to Q3 2020. Our HPS business recorded strong revenue growth in Q3 2021, increasing 22% to approximately $300 million compared to Q3 2020, driven by robust demand from service providers, and accounted for approximately 20% of our total Q3 2021 revenue (Q3 2020 — 16%; 2020 — 15%). Although total CCS segment revenue for 2021 is anticipated to decline compared to 2020, we currently expect approximately 20% revenue growth in our HPS business in 2021 compared to 2020, as HPS revenue is expected to exceed $1 billion for 2021. We also expect HPS revenue to increase by at least 10% in 2022 compared to 2021.

Despite lower revenue levels, CCS segment margin improved to 4.1% in Q3 2021 compared to 4.0% in Q3 2020, primarily due to a more favorable mix, driven by our portfolio reshaping activities, and an increased concentration of revenue from our HPS business. This represents our sixth consecutive quarter with CCS segment margin above our target range. We expect CCS segment margin to exceed our 2% to 3% target range in Q4 2021, and to be at the high end of our target range, or slightly higher, for 2022.

Our Lifecycle Solutions portfolio revenue (aggregate of ATS segment and HPS revenue) increased 15% in Q3 2021 compared to the prior year period, and represented 60% of total revenue for Q3 2021 compared to 50% for Q3 2020. We currently anticipate revenue growth of at least 10% for this group of businesses in 2022 compared to 2021.

Supply Chain and Workforce Constraints:

Global supply chain constraints, including as a result of COVID-19, continued to impact both of our segments in Q3 2021, resulting in extended lead times for certain components, and impacting the availability of materials required to support customer programs. However, our advanced planning processes, supply chain management, and collaboration with our customers and suppliers helped to partially mitigate the impact of these constraints on our revenue. We expect this pressure to persist in Q4 2021 and throughout 2022, particularly in our CCS segment. While we have incorporated these dynamics into our Q4 2021 guidance and 2022 annual outlook to the best of our ability, their adverse impact (in terms of duration and severity) cannot be estimated with certainty, and may be materially in excess of our expectations.

As a result of recent resurgences of COVID-19 outbreaks, the governments of various jurisdictions have mandated periodic Workforce Constraints. However, because Celestica’s operations have been considered an essential service by relevant local government authorities to date, our manufacturing sites have generally continued to operate in impacted countries (including Malaysia, Mexico, Thailand and Laos in Q3 2021), albeit at reduced capacities (due to reduced attendance, shift reductions or temporary shutdowns). Although these Workforce Constraints present a challenge to our business performance when in force, due to effective resource management and planning, we have been able to largely mitigate their impact to date on our manufacturing capacity and our revenues.

We estimate that we had an aggregate adverse revenue impact of approximately $30 million in Q3 2021 as a result of supply chain constraints and, to a lesser extent, Workforce Constraints, consistent with Q2 2021. Such constraints adversely impacted revenue in our ATS segment by approximately $21 million and our CCS segment by approximately $9 million in Q3 2021 (Q3 2020 — approximately $16 million (ATS segment — approximately $7 million; CCS segment — approximately $9 million)).

COVID-19 Update:

    In addition to COVID-19-related demand impacts in several of our businesses, and adverse revenue impacts resulting from Workforce Constraints and materials constraints (due in part to COVID-19) in Q3 2021, as described in "Segment Environment" above, we estimate that aggregate COVID-19-related costs (COVID-19 Costs)1 incurred during Q3 2021 and YTD 2021 were approximately $7 million and $22 million, respectively (Q3 2020 and the first three quarters of 2020 (YTD 2020) — approximately $8 million and $29 million, respectively). Adverse COVID-19 impacts were partially offset by the recognition in Q3 2021 and YTD 2021 of approximately $1 million and $11 million, respectively (Q3 2020 — $11 million; YTD 2020 — $26 million) of COVID-19-related government subsidies, grants and/or credits (COVID Subsidies) and nil and $1 million, respectively (Q3 2020 — $0.3 million; YTD 2020 — $1 million) of COVID-19-related customer recoveries
1 COVID-19 Costs consist of both direct and indirect costs, including manufacturing inefficiencies related to lost revenue due to our inability to secure materials, idled labor costs, and incremental costs for labor, expedite fees and freight premiums, cleaning supplies, personal protective equipment, and/or IT-related services to support our work-from-home arrangements.

(Customer Recoveries) (collectively with COVID Subsidies, COVID Recoveries). See note 11 to the Q3 2021 Interim Financial Statements for a description of COVID Subsidies. The most significant of the COVID Subsidies recognized to date were provided under the Canadian Emergency Wage Subsidy (CEWS). Due to changes to the CEWS program recently introduced in the Canadian federal budget implementation bill, we have not applied for further COVID Subsidies under the CEWS.

Notwithstanding the persistence of COVID-19, we believe that our liquidity position remains strong. See "Liquidity and Capital Resources" below.

Future Uncertainties:

The pandemic has impacted our customers and has created (and may continue to create) unpredictable reductions or increases in demand for our services. In addition, the ability of our employees to work may be significantly impacted by individuals contracting or being exposed to COVID-19. While we are following the requirements of governmental authorities and taking preventative and protective measures to prioritize the safety of our employees, these measures may not be successful, and we may be required to temporarily close facilities or take other measures. If factory closures or further reductions in capacity utilization occur, we would incur additional inefficiencies and direct costs, as well as a loss of revenue (see "Supply Chain and Workforce Constraints" above for a discussion of such matters on our operations). If our suppliers experience additional closures or reductions in their capacity utilization levels, we may have further difficulty sourcing materials necessary to fulfill production requirements. A material adverse effect on our employees, customers, suppliers and/or logistics providers could have a material adverse effect on us. For a discussion of other potential COVID-19-related impacts on our business, see Item 3(D), Key Information — Risk Factors, "The effect of COVID-19 on our operations and the operations of our customers, suppliers and logistics providers has had, and may continue to have, a material and adverse impact on our financial condition and results of operations" of our 2020 20-F.

The ultimate magnitude of the impact of the COVID-19 pandemic on our business will depend on future developments which cannot currently be predicted, including infection resurgences, government responses, the speed at which our suppliers and logistics providers can return to and/or maintain full production, the status of labor shortages and the impact of supplier prioritization of backlog. While we continue to expect that our financial results for 2021 (and potentially beyond) will be adversely affected by COVID-19 (albeit to a lesser extent than in 2020), we cannot currently estimate the overall severity or duration of the impact, which may be material. While we have been successful in largely mitigating the impact of COVID-19 on our productivity, and are currently operating near pre-COVID-19 production capacity at most of our sites, the continued spread, resurgence and mutation of the virus may make our mitigation efforts more challenging. Even after the COVID-19 pandemic has subsided, we may experience significant adverse impacts to our businesses as a result of its global economic impact, including any related recession, as well as lingering impacts on our suppliers, third-party service providers and/or customers (including movement of production in-country, particularly in North America, to decrease global exposures).

Execution of Acquisition Agreement:

In September 2021, we entered into a definitive agreement to acquire PCI, a fully-integrated design, engineering and manufacturing solutions provider with five manufacturing and design facilities across Asia. The purchase price is estimated to be approximately $306 million (subject to a working capital adjustment). We expect to finance the acquisition with a combination of cash on hand and borrowings of up to $220 million under our current credit facility. We intend to use borrowings under our revolver to finance this portion of the PCI acquisition at closing. However, we are currently pursuing the addition of a new term loan under our credit facility, which if obtained, will be used to repay the amounts borrowed under the revolver for the acquisition. Although we believe that such term loan will be provided on acceptable terms, there can be no assurance that this will be the case. See "Liquidity — Cash requirements — Financing Arrangements" below. The transaction is expected to close in November 2021, subject to satisfaction of customary closing conditions. There can be no assurance, however, that this transaction will be consummated in a timely manner, or at all.

2022 Outlook:

As we look to 2022, we expect markets to remain dynamic. However, we believe that secular tailwinds in several of our end markets, strong operational performance and the ramping of new programs bode well for Celestica. Assuming the severity of supply chain constraints expected for the remainder of 2021 do not significantly worsen, and consummation of the PCI acquisition in November 2021, we anticipate the following for 2022:
•IFRS Revenue to grow to at least $6.3 billion
•Non-IFRS operating margin in the range of 4.0% to 5.0%
•Non-IFRS adjusted EPS to increase by at least 20% compared to 2021

See "Non-IFRS Financial Measures" below for the definition and use of non-IFRS operating margin and non-IFRS adjusted EPS and a reconciliation of historical non-IFRS operating margin and non-IFRS adjusted EPS to the most directly comparable financial measure determined under IFRS. We do not provide reconciliations for forward-looking non-IFRS financial measures, as we are unable to provide a meaningful or accurate calculation or estimation of reconciling items and the information is not available without unreasonable effort. Also see "Operating Goals and Priorities" below.

Restructuring Update:

    We recorded $0.7 million of net restructuring recoveries in Q3 2021, and $8.1 million of net restructuring charges during YTD 2021. Our restructuring activities for YTD 2021 consisted primarily of actions to adjust our cost base to address reduced levels of demand in certain of our businesses and geographies.

SVS Repurchases:
Under our current normal course issuer bid (2020 NCIB), we may repurchase, at our discretion, up to approximately 9.0 million SVS prior to its expiration, subject to the normal terms and limitations of such bids. As part of the 2020 NCIB process, we from time to time enter into Automatic Share Purchase Plans (ASPPs) with a broker, that allow the broker to purchase SVS in the open market on our behalf (for cancellation under the 2020 NCIB), including during any applicable trading blackout periods (ASPP Purchases), up to specified daily quantities at specified prices through the term of each ASPP. In each of December 2020, March 2021 and June 2021, we had entered into such ASPPs, each of which have since expired. During Q3 2021 and YTD 2021, we paid $17.2 million and $35.9 million, respectively (including transaction fees) to repurchase and cancel 2.1 million and 4.37 million SVS, respectively, at a weighted average price of $8.10 and $8.20 per share, respectively (including 1.2 million and 1.7 million in ASPP Purchases of SVS in Q3 2021 and YTD 2021, respectively). As of October 21, 2021, up to approximately 4.6 million SVS remain available for repurchase under the 2020 NCIB, which expires in November 2021. See note 7 to the Q3 2021 Interim Financial Statements.
Intention to Launch New Normal Course Issuer Bid:

We intend to file a notice of intention with the TSX to commence a new NCIB (2021 NCIB) during Q4 2021 (after our current NCIB expires in November 2021). If this notice is accepted by the TSX, we expect to be permitted to repurchase for cancellation, at our discretion during the 12 months following such acceptance, up to 10% of the “public float” (calculated in accordance with the rules of the TSX) of our issued and outstanding SVS. Purchases under the 2021 NCIB, if accepted, will be conducted in the open market or as otherwise permitted, subject to applicable terms and limitations, and will be made through the facilities of the TSX and the New York Stock Exchange. We believe that a new NCIB is in the interest of the Company.
New Director Appointment:
Luis Müller was appointed to the Board of Directors of the Company effective August 31, 2021. Mr. Müller has 25 years of business and technical leadership in the semiconductor industry. In 2014, he assumed his current role as Chief Executive Officer and board member of Cohu, Inc., a Nasdaq-listed global leader in back-end semiconductor equipment and services. Prior to joining Cohu, Inc., Mr. Müller co-founded Kinetrix, Inc. and later joined Teradyne, a Nasdaq-listed advanced test solutions company, when it acquired Kinetrix.
Facilities and Capabilities:
In July 2021, we announced the opening of a state-of-the-art 110,000 square-foot facility for our wholly-owned subsidiary, AbelConn Electronics (part of our Atrenne business), in the U.S. (Maple Grove, Minnesota). This facility is designed to provide rapid prototyping, volume manufacturing, and engineering support to customers in our A&D, as well as our Industrial and Energy markets.

In September 2021, we assumed manufacturing, warehousing, and customer return goods activity from Fujitsu Network Communications, Inc. (FNC) at FNC's Richardson, Texas facility. This outsourcing arrangement expands our relationship with FNC.

We also established a center of excellence at the FNC facility in Richardson, Texas, expanding our HPS engineering network and increasing our North America manufacturing capacity. This facility serves to address our customers’ desire for additional US-based capacity and supply chain resilience, and enhances our capabilities in areas such as rack integration, printed circuit board assembly, and optical manufacturing, thereby strengthening our relationships with hyperscaler customers, who are a primary driver of demand growth in our HPS business.

Operating Goals and Priorities:

    Our current operating goals and priorities are set forth below.
Evolving our Revenue Portfolio — To evolve our revenue portfolio, we intend to continue to focus on: (i) pursuing more diversified revenue, including growing our HPS business, (ii) driving sustainable, profitable revenue growth, (iii) growing our ATS segment revenue organically by an average of 10% per year over the long term, (iv) supplementing our organic growth with disciplined and targeted acquisitions intended to expand capabilities, and (v) optimizing our portfolio to drive more consistent returns and profitability. We expect to return to year-over-year revenue growth in Q4 2021.

Margins — With respect to Q4 2021, we intend to focus on: (i) maintaining non-IFRS operating margin* in the target range of 3.75% to 4.5%; (ii) achieving ATS segment margin† in the target range of 5.0% to 6.0%; and (iii) exceeding the high end of our CCS segment margin† target range of 2.0% to 3.0%. If our acquisition of PCI is consummated when anticipated, our non-IFRS operating margin* target range for the full year 2022 will increase to 4.0% to 5.0%. However, the duration and impact of global supply constraints, the COVID-19 pandemic, other industry market conditions, and the timing of the PCI acquisition are not within our control, and may therefore impact the timeline to achieve or our ability to maintain these goals. For these same reasons, our long-term ATS segment revenue growth rate objective cannot be assured. See "Recent Developments" above.

Balanced Approach to Capital Allocation — We are focused on maintaining a strong balance sheet, generating non-IFRS free cash flow* and balancing our debt and capital levels, while maintaining optimal financial flexibility. In terms of capital allocation, our goal is to: (i) return approximately 50% of non-IFRS free cash flow* to shareholders annually, on average and when permitted, over the long term, (ii) generally invest 1.5% to 2.0% of annual revenue in capital expenditures to support our organic growth, and (iii) pursue potential strategic acquisitions as part of a disciplined capital allocation framework.

    The foregoing priorities and areas of intended focus constitute our objectives and goals, and are not intended to be projections or forecasts of future performance. Our future performance is subject to risks, uncertainties and other factors that could cause actual outcomes and results to differ materially from the goals and priorities described above.
* Operating margin and free cash flow are non-IFRS financial measures without standardized meanings and may not be comparable to similar measures presented by other companies. See "Non-IFRS Financial Measures" below for a discussion of these non-IFRS financial measures, and a reconciliation of our historical non-IFRS operating margin and non-IFRS free cash flow to the most directly comparable IFRS financial measures. We do not provide reconciliations for forward-looking non-IFRS financial measures, as we are unable to provide a meaningful or accurate calculation or estimation of reconciling items and the information is not available without unreasonable effort. This is due to the inherent difficulty of forecasting the timing or amount of various events that have not yet occurred, are out of our control and/or cannot be reasonably predicted, and that would impact the most directly comparable forward-looking IFRS financial measure. For these same reasons, we are unable to address the probable significance of the unavailable information. Forward-looking non-IFRS financial measures may vary materially from the corresponding IFRS financial measures.

† Segment performance is evaluated based on segment revenue, segment income and segment margin (segment income as a percentage of segment revenue), each of which is defined in "Operating Results — Segment income and margin" below.

Our Strategy

    We remain committed to making the investments we believe are required to support our long-term objectives and to create shareholder value, while simultaneously managing our costs and resources to maximize our efficiency and productivity. Our strategy has not changed from that set forth under the caption "Our Strategy" under Item 5, Operating and Financial Review and Prospects of our 2020 20-F.

Summary of Q3 2021 and Year-to-Date Period

Our Q3 2021 Interim Financial Statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, and accounting policies we adopted in accordance with IFRS, in each case as issued by the IASB. The Q3 2021 Interim Financial Statements reflect all adjustments that are, in the opinion of management, necessary to present fairly our financial position as at September 30, 2021 and our financial performance, comprehensive income and cash flows for the three and nine months ended September 30, 2021. A discussion of our Q3 2021 financial results is set forth under "Operating Results" below. See Recent Developments, "Segment Environment" and "COVID-19 Update" above for a discussion of COVID-19 impacts on our Q3 2021 financial results.

 The following tables set forth certain key operating results and financial information for the periods indicated (in millions, except per share amounts and percentages):

	Three months ended September 30			Nine months ended September 30
	2020	2021	% Change	2020	2021	% Change
Revenue	$1,550.5	$1,467.4	(5)%	$4,361.5	$4,122.6	(5)%
Gross profit	124.2	125.4	1%	323.8	344.9	7%
Selling, general and administrative expenses (SG&A)	56.9	62.0	9%	171.3	179.6	5%
Other charges (recoveries)	3.7	(3.9)	(205)%	19.0	2.9	(85)%
Net earnings	30.4	35.2	16%	40.5	72.0	78%
Diluted earnings per share	$0.24	$0.28	17%	$0.31	$0.57	84%

	Three months ended September 30		Nine months ended September 30
Segment revenue* as a percentage of total revenue:	2020	2021	2020	2021
ATS revenue (% of total revenue)	34%	40%	36%	41%
CCS revenue (% of total revenue)	66%	60%	64%	59%

	Three months ended September 30				Nine months ended September 30
	2020		2021		2020		2021
Segment income and segment margin*:		Segment Margin		Segment Margin		Segment Margin		Segment Margin
ATS segment	$19.5	3.7%	$25.1	4.3%	$49.7	3.2%	$69.6	4.1%
CCS segment	40.6	4.0%	36.2	4.1%	99.3	3.6%	90.0	3.7%
* Segment performance is evaluated based on segment revenue, segment income and segment margin (segment income as a percentage of segment revenue), each of which are defined in "Operating Results — Segment income and margin" below.

	December 31 2020	September 30 2021
Cash and cash equivalents	$463.8	$477.2
Total assets	3,664.1	4,026.1
Borrowings under term loans	470.4	440.4
Borrowings under revolving credit facility*	—	—
* excluding ordinary course L/Cs.

	Three months ended September 30		Nine months ended September 30
	2020	2021	2020	2021
Cash provided by operating activities	$42.0	$55.7	$189.9	$161.0

Subordinate voting share (SVS) repurchase activities:
Aggregate cost(1) of SVS repurchased for cancellation(2)	$—	$17.2	$—	$35.9
# of SVS repurchased for cancellation (in millions)	—	2.1	—	4.37
Weighted average price per share for repurchases	$—	$8.10	$—	$8.20
Aggregate cost(1) of SVS repurchased for delivery under stock-based compensation (SBC) plans	$—	$—	$13.1	$—
# of SVS repurchased for delivery under SBC plans (in millions)	—	—	2.0	—
(1) Includes transaction fees.
(2) Includes 1.2 million and 1.7 million ASPP Purchases of SVS in Q3 2021 and YTD 2021.

Other performance indicators:

    In addition to the key operating results and financial information described above, management reviews the following measures (which are not measures defined under IFRS):

	2020				2021
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter
Cash cycle days:
Days in accounts receivable (A/R)	70	65	67	73	76	66	69
Days in inventory	77	75	77	82	90	83	89
Days in accounts payable (A/P)	(68)	(68)	(69)	(68)	(69)	(64)	(70)
Days in cash deposits*	(10)	(12)	(14)	(14)	(15)	(14)	(16)
Cash cycle days	69	60	61	73	82	71	72
Inventory turns	4.8x	4.9x	4.7x	4.4x	4.0x	4.4x	4.1x
* Cash deposits are made by certain customers primarily to cover our risk of excess and/or obsolete inventory. See "Customer Cash Deposits" in the table below.

(in millions)	2020				2021
	March 31	June 30	September 30	December 31	March 31	June 30	September 30
A/R Sales	$40.7	$80.5	$101.0	$119.7	$92.2	$79.1	$91.5
Supplier Financing Programs*	146.1	94.5	76.9	65.3	84.5	70.0	47.6
Total	$186.8	$175.0	$177.9	$185.0	$176.7	$149.1	$139.1
Customer Cash Deposits	$134.9	$222.2	$207.2	$174.7	$190.3	$207.3	$264.7
* Represents A/R sold to third party banks in connection with the uncommitted supplier financing programs of two customers.
Days in A/R is defined as the average A/R for the quarter divided by the average daily revenue. Days in inventory, days in A/P and days in cash deposits are calculated by dividing the average balance for each item for the quarter by the average daily cost of sales. Cash cycle days is defined as the sum of days in A/R and days in inventory minus the days in A/P and days in cash deposits. Inventory turns are determined by dividing 365 by the number of days in inventory. A lower number of days in A/R, days in inventory, and cash cycle days, and a higher number of days in A/P, days in cash deposits, and inventory turns generally reflect improved cash management performance.

Days in A/R for Q3 2021 increased 3 days from the second quarter of 2021 (Q2 2021), primarily due to higher average A/R balances in Q3 2021 compared to Q2 2021. Higher average A/R balances in Q3 2021 reflect higher revenue late in the quarter compared to Q2 2021. Days in A/R for Q3 2021 increased 2 days compared to Q3 2020 primarily due to lower revenue in Q3 2021 compared to Q3 2020. Days in inventory for Q3 2021 increased 6 days from Q2 2021, primarily due to higher average inventory levels in Q3 2021. Days in inventory for Q3 2021 increased 12 days compared to Q3 2020 primarily due to higher average inventory levels in Q3 2021 compared to Q3 2020 and lower cost of sales in Q3 2021. We carried higher inventory levels as of September 30, 2021 (compared to June 30, 2021, December 31, 2020 and September 30, 2020) primarily as a result of materials purchased in Q3 2021 to support the ramping of new programs and anticipated future demand, including for our HPS business, and to help secure supply to mitigate the impact of global supply chain constraints and longer lead times for certain components. Days in A/P for Q3 2021 increased 6 days compared to Q2 2021 mainly due to higher average A/P balances in Q3 2021, primarily due to the higher level of purchases in Q3 2021. Days in A/P for Q3 2021 increased 1 day compared to Q3 2020, primarily due lower cost of sales in Q3 2021, offset in part by a decrease in average A/P balances in Q3 2021 compared to Q3 2020. We receive cash deposits from certain customers to help alleviate the impact of higher inventory purchases on our cash flows (see chart above). Days in cash deposits for Q3 2021 increased 2 days sequentially and compared to Q3 2020, primarily due to an increase in cash deposits received in Q3 2021, consistent with the increased inventory purchases noted above, and lower cost of sales in Q3 2021 compared to Q3 2020. Our customer cash deposit balance fluctuates depending on the levels of inventory we have been asked to procure by certain customers (to secure supply for future demand), or as we utilize the inventory in production.

    We believe that cash cycle days (and the components thereof) and inventory turns are useful measures in providing investors with information regarding our cash management performance and are accepted measures of working capital management efficiency in our industry. These are not measures of performance under IFRS, and may not be defined and calculated in the same manner by other companies. These measures should not be considered in isolation or as an alternative to working capital as an indicator of performance.

Critical Accounting Policies and Use of Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses, and related disclosures with respect to contingent assets and liabilities. We base our judgments, estimates and assumptions on current facts, historical experience and various other factors that we believe are reasonable under the circumstances. The economic environment could also impact certain estimates and discount rates necessary to prepare our consolidated financial statements. Our assessment of these factors forms the basis for our judgments on the carrying values of our assets and liabilities, and the accrual of our costs and expenses. Actual results could differ materially from our estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis and make revisions as determined necessary by management. Revisions are recognized in the period in which the estimates are revised and may also impact future periods. Significant accounting policies and methods used in the preparation of our consolidated financial statements are described in note 2 to our 2020 AFS. The following paragraph identifies those areas, including the related accounting policies, which management considers to be "critical," defined as those that management believes are both most important to the portrayal of our financial condition and results and require application of management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain.

Key sources of estimation uncertainty and judgment: We have applied significant estimates, judgments and assumptions in the following areas which we believe could have a significant impact on our reported results and financial position: our determination of the timing of revenue recognition; our measurement of income taxes; whether events or changes in circumstances are indicators that an impairment review of our assets or cash generating units (CGUs2) should be conducted; and the measurement of our CGUs' recoverable amounts, which includes estimating future growth, profitability, and discount and terminal growth rates. See Item 5, Operating and Financial Review and Prospects, "Critical Accounting Policies and Estimates" of our 2020 20-F for a detailed discussion of each of these items.

Our review of the estimates, judgments and assumptions used in the preparation of our financial statements for each of the first three quarters of 2021 included consideration of actual and potential impacts of COVID-19, including with respect to, among other things: the determination of whether indicators of impairment existed for our assets and CGUs, our estimated inventory provisions and expected credit losses, customer creditworthiness, and our eligibility for COVID Subsidies recognized during such periods. Any revisions to estimates, judgments or assumptions (due to COVID-19 or otherwise) may result in, among other things, write-downs or impairments to our assets or CGUs, and/or adjustments to the carrying amount of our A/R
2 CGUs are the smallest identifiable group of assets that cannot be tested individually and generate cash inflows that are largely independent of those of other assets or groups of assets, and can be comprised of a single site, a group of sites, or a line of business.

and/or inventories, any of which could have a material impact on our results of operations and financial condition. However, we determined that no significant revisions to our estimates, judgments or assumptions were required during any of the first three quarters of 2021 as a result of COVID-19 (or otherwise). While we continue to believe the COVID-19 pandemic to be temporary, the situation remains dynamic and the impact of COVID-19 on our results of operations and financial condition, including its impact on overall customer demand, cannot be reasonably estimated at this time. However, we continue to believe that our long-term estimates and assumptions are appropriate.

In addition, we determined that no triggering event occurred in Q3 2021 (or to date) that would require an interim impairment assessment of our CGUs, and no significant impairments or adjustments were identified in Q3 2021 or YTD 2021 (or to date) related to our allowance for doubtful accounts, or the recoverability and valuation of our assets and liabilities, due to COVID-19 (or otherwise).

Operating Results

    See "Overview — Overview of business environment" and "Recent Developments" above for a discussion of the impact of recent market conditions, including COVID-19, on our segments and businesses. See the initial paragraph of "Operating Results" in Item 5, Operating and Financial Review and Prospects of our 2020 20-F for a general discussion of factors that can cause our financial results to fluctuate from period to period.
Operating results expressed as a percentage of revenue:

	Three months ended September 30		Nine months ended September 30
	2020	2021	2020	2021
Revenue	100.0%	100.0%	100.0%	100.0%
Cost of sales	92.0	91.5	92.6	91.6
Gross profit	8.0	8.5	7.4	8.4
SG&A	3.7	4.2	3.9	4.4
Research and development costs	0.5	0.7	0.5	0.7
Amortization of intangible assets	0.4	0.4	0.4	0.4
Other charges (recoveries)	0.2	(0.3)	0.4	0.1
Finance costs	0.6	0.5	0.7	0.5
Earnings before income taxes	2.6	3.0	1.5	2.3
Income tax expense	0.6	0.6	0.6	0.6
Net earnings for the period	2.0%	2.4%	0.9%	1.7%

Revenue:
    Aggregate revenue of $1.47 billion for Q3 2021 decreased 5% compared to Q3 2020. Aggregate revenue of $4.12 billion for YTD 2021 decreased 5% compared to YTD 2020. Revenue from programs with customers other than Cisco increased 6% in both Q3 2021 and YTD 2021 compared to the respective prior year periods.

    The following table sets forth revenue from our reportable segments, as well as segment and end market revenue as a percentage of total revenue, for the periods indicated (in millions, except percentages):

	Three months ended September 30				Nine months ended September 30
	2020		2021		2020		2021
ATS segment revenue	$525.8	34%	$588.4	40%	$1,573.1	36%	$1,682.3	41%
CCS segment revenue	1,024.7	66%	879.0	60%	2,788.4	64%	2,440.3	59%
Communications		45%		39%		42%		40%
Enterprise		21%		21%		22%		19%

Total revenue	$1,550.5		$1,467.4		$4,361.5		$4,122.6

ATS segment revenue for Q3 2021 increased $62.6 million (12%) compared to Q3 2020, driven by strong end market demand, new program wins and market share gains in our Capital Equipment business (grew by approximately 30%), our HealthTech business, and the continuing recovery of our Industrial business. ATS segment revenue for YTD 2021 increased $109.2 million (7%) compared to YTD 2020 due to growth in our HealthTech and Capital Equipment businesses (aggregate growth of approximately 35%). The increases for the quarter and year-to-date periods were partially offset by adverse demand impacts related to COVID-19 in our commercial aerospace business. In addition, we had an estimated aggregate $21 million adverse revenue impact during Q3 2021 (Q2 2021 — $21 million; Q1 2021 — $11 million; Q3 2020 — $7 million; Q2 2020 — $8 million) across our ATS segment as a result of supply chain constraints and Workforce Constraints. Within our ATS segment, these disruptions had the most significant adverse impact on our Industrial and A&D revenues in Q3 2021 and YTD 2021 and the respective prior year periods. See "Recent Developments — Segment Environment — ATS Segment."

    CCS segment revenue for Q3 2021 decreased $145.7 million (14%) compared to Q3 2020 and decreased $348.1 million (12%) in YTD 2021 compared to YTD 2020, primarily due to the Cisco Disengagement (representing an approximate $160 million decline in Q3 2021 and an approximate $475 million decline in YTD 2021 compared to the respective prior year periods), as well as lower revenue in our Enterprise end market, partly offset by strong demand from service provider customers, including in our HPS business. Supply chain constraints and Workforce Constraints had an estimated aggregate $9 million adverse impact on our CCS segment revenue in Q3 2021 (Q2 2021 — $9 million; Q1 2021 — $1 million; Q3 2020 — $9 million; Q2 2020 — $48 million). Communications end market revenue for Q3 2021 and YTD 2021 decreased $121.4 million (17%) and $179.8 million (10%), respectively, compared to Q3 2020 and YTD 2020, respectively, primarily due to the Cisco Disengagement, partially offset by demand strength from service providers, including in our HPS business. Demand from service providers continues to be strong as they expand and upgrade their data centers in support of continued cloud and on-line requirements. Enterprise end market revenue for Q3 2021 and YTD 2021 decreased $24.3 million (7%) and $168.3 million (18%), respectively, compared to Q3 2020 and YTD 2020, respectively, as increases in demand from certain storage customers were more than offset by program-specific demand softness from several server customers. See "Recent Developments — Segment Environment — CCS Segment."

We depend on a small number of customers for a substantial portion of our revenue. In the aggregate, our top 10 customers represented 66% of total revenue for Q3 2021 and YTD 2021, respectively (Q3 2020 and YTD 2020 — 68% and 67%, respectively). We had one customer (in our CCS segment) in Q3 2021, and no customers in YTD 2021, that individually represented 10% or more of total revenue (each of Q3 2020 and YTD 2020 — one former CCS segment customer, Cisco, which represented 10% and 11% of total revenue, respectively). We completed the Cisco Disengagement in Q4 2020.

We generally enter into master supply agreements with our customers that provide the framework for our overall relationship, but do not typically guarantee a particular level of business or fixed pricing. Instead, we bid on a program-by-program basis. We cannot assure that our current customers will continue to award us with follow-on or new business. Customers may also cancel contracts, and volume levels can be changed or delayed, any of which could have a material adverse impact on our results of operations, working capital performance (including requiring us to carry higher than expected levels of inventory, particularly in a supply-constrained environment, to enable us to meet demand requirements), and result in lower asset utilization and lower margins. We cannot assure the replacement of completed, delayed, cancelled or reduced orders, or that our current customers will continue to utilize our services, or renew their long-term manufacturing or services contracts with us on acceptable terms or at all. Continuing market shifts to disaggregated solutions and open hardware platforms are adversely impacting demand from our traditional OEM Communications customers, but favorably impacting our service provider customers and our HPS business. There can be no assurance that revenue from any of our major customers will continue at historical levels or will not decrease in absolute terms or as a percentage of total revenue. A significant revenue decrease or pricing pressures from these or other customers, or a loss of a major customer or program, could have a material adverse impact on our business, our operating results and our financial position.

Gross profit:

The following table shows gross profit and gross margin (gross profit as a percentage of revenue) for the periods indicated:

	Three months ended September 30		Nine months ended September 30
	2020	2021	2020	2021
Gross profit (in millions)	$124.2	$125.4	$323.8	$344.9
Gross margin	8.0%	8.5%	7.4%	8.4%

Gross profit for Q3 2021 increased by 1% to $125.4 million compared to Q3 2020. Gross margin increased from 8.0% in Q3 2020 to 8.5% for Q3 2021. The increase in gross profit was primarily due to a higher concentration of HPS business, strong contribution from our Capital Equipment business, and lower variable compensation, which more than offset the reduced profits in A&D. Gross profit in Q3 2021 was adversely impacted by approximately $7 million of estimated COVID-19 Costs recorded in costs of sales (Q3 2020 — approximately $7 million). However, we also recognized an aggregate of $1 million of COVID Subsidies in cost of sales in Q3 2021 (Q3 2020 — $8 million of COVID Recoveries), helping mitigate such adverse impacts. COVID-19 Costs and COVID Subsidies recorded in Q3 2021 pertained primarily to our ATS segment, and approximately two-thirds of COVID-19 Costs and COVID Recoveries for Q3 2020 pertained to our ATS segment. The increase in gross margin in Q3 2021 compared to Q3 2020 was primarily driven by growth in our Capital Equipment business, and improved CCS performance, including higher HPS revenue concentration. Gross profit for YTD 2021 increased by 7% to $344.9 million compared to YTD 2020, and gross margin for YTD 2021 of 8.4% increased from 7.4% in YTD 2020. The increase in gross profit was primarily due to factors similar to those described for the quarterly period, as well as a $12.3 million reduction (including $6.4 million reduction in Q3 2021 compared to Q3 2020) in net inventory provisions in YTD 2021 compared to YTD 2020 (of which two-thirds of the YTD 2020 related to customers in our ATS segment). Gross profit in YTD 2021 was adversely impacted by approximately $21 million of estimated COVID-19 Costs recorded in cost of sales (YTD 2020 — $25 million). However, we also recognized an aggregate of $9 million of COVID Recoveries in cost of sales in YTD 2021 (YTD 2020 — $21 million), mitigating such adverse impacts. The majority of both the COVID-19 Costs and COVID Recoveries recorded in YTD 2021 pertained to our ATS segment, and approximately 60% of such costs and recoveries for YTD 2020 pertained to our ATS segment. The increase in gross margin in YTD 2021 compared to YTD 2020 was primarily driven by reasons substantially similar to those described for the quarterly period.

See "Recent Developments" above. Also see Item 5, Operating and Financial Review and Prospects, "Operating Results — Gross profit" of our 2020 20-F for a general discussion of the factors that can cause gross margin to fluctuate from period to period.

Selling, general and administrative expenses (SG&A):
SG&A for Q3 2021 of $62.0 million (4.2% of total revenue) increased $5.1 million compared to $56.9 million (3.7% of total revenue) for Q3 2020. SG&A for YTD 2021 of $179.6 million (4.4% of total revenue) increased $8.3 million compared to $171.3 million (3.9% of total revenue) for YTD 2020. The increase for Q3 2021 compared to Q3 2020 was due to higher variable compensation and variable spend in Q3 2021, and lower COVID Subsidies recorded in SG&A (Q3 2021 — nil; Q3 2020 — $3 million). The increase in SG&A for YTD 2021 as compared to YTD 2020 was due to higher variable compensation and variable spend and lower COVID Subsidies recorded in SG&A (YTD 2021 — $3 million; YTD 2020 — $6 million), offset in part by a $1.3 million reduction in bad debt provisions recorded in YTD 2021.

Segment income and margin:
    Segment performance is evaluated based on segment revenue (set forth above), segment income and segment margin (segment income as a percentage of segment revenue). Revenue is attributed to the segment in which the product is manufactured or the service is performed. Segment income is defined as a segment’s net revenue less its cost of sales and its allocable portion of selling, general and administrative expenses and research and development expenses (collectively, Segment Costs). Identifiable Segment Costs are allocated directly to the applicable segment while other Segment Costs, including indirect costs and certain corporate charges, are allocated to our segments based on an analysis of the relative usage or benefit derived by each segment from such costs. Segment income excludes Finance Costs (defined under "Finance Costs" below), employee SBC expense, amortization of intangible assets (excluding computer software), and Other Charges (recoveries) (described under "Other charges (recoveries)" below), as these costs and charges/recoveries are managed and reviewed by our Chief Executive Officer at the company level. See the reconciliation of segment income to our earnings before income taxes for

Q3 2021, YTD 2021, Q3 2020 and YTD 2020 in note 3 to the Q3 2021 Interim Financial Statements. Our segments do not record inter-segment revenue. Although segment income and segment margin are used to evaluate the performance of our segments, we may incur operating costs in one segment that may also benefit the other segment. Our accounting policies for segment reporting are the same as those applied to the Company as a whole.
The following table shows segment income (in millions) and segment margin for the periods indicated:

	Three months ended September 30				Nine months ended September 30
	2020		2021		2020		2021
Segment income and segment margin:		Segment Margin		Segment Margin		Segment Margin		Segment Margin
ATS segment	$19.5	3.7%	$25.1	4.3%	$49.7	3.2%	$69.6	4.1%
CCS segment	40.6	4.0%	36.2	4.1%	99.3	3.6%	90.0	3.7%

ATS segment income for Q3 2021 increased $5.6 million (29%) compared to Q3 2020, and increased $19.9 million (40%) in YTD 2021 compared to YTD 2020, as a result of revenue increases in our Capital Equipment and HealthTech businesses, which in each case more than offset the reduced profit contribution from our A&D business. ATS segment margin increased from 3.7% in Q3 2020 to 4.3% in Q3 2021, primarily due to profitable growth in our Capital Equipment business. ATS segment margin increased from 3.2% in YTD 2020 to 4.1% in YTD 2021, primarily due to a more favorable mix, including the revenue growth in the businesses described above, as well as improved productivity. See "Recent Developments" above.

CCS segment income for Q3 2021 decreased $4.4 million (11%) compared to Q3 2020, and decreased $9.3 million (9%) in YTD 2021 compared to YTD 2020, as a result of the lower revenue levels described above. Despite the lower revenue levels, CCS segment margin for Q3 2021 increased to 4.1% compared to 4.0% for Q3 2020, and increased to 3.7% in YTD 2021 compared to 3.6% for YTD 2020, primarily due to a more favorable mix, driven by our portfolio reshaping activities, and a higher concentration of HPS revenue.

SBC expense:
The following table shows employee SBC expense (with respect to restricted share units (RSUs) and performance share units (PSUs) granted to employees) and director SBC expense (with respect to deferred share units (DSUs) and RSUs issued to directors as compensation) for the periods indicated (in millions):

	Three months ended September 30		Nine months ended September 30
	2020	2021	2020	2021
Employee SBC expense in cost of sales	$1.1	$3.1	$8.9	$9.4
Employee SBC expense in SG&A	0.6	5.5	11.8	14.8
Total	$1.7	$8.6	$20.7	$24.2

Director SBC expense in SG&A (1)	$0.5	$0.5	$1.5	$1.5
(1) Expense consists of director compensation to be settled with SVS, or SVS and cash, as elected by each director.

    Our SBC expense may fluctuate in any period to account for, among other things, forfeitures from employee terminations or resignations, the recognition of accelerated SBC expense for employees eligible for retirement (generally in the first quarter of the year associated with our annual grants), and adjustments related to our estimated level of achievement of pre-determined performance goals and financial targets. The increase in our employee SBC expense for Q3 2021 compared to Q3 2020, and for YTD 2021 as compared to YTD 2020, was primarily the result of a $6.0 million expense reversal in Q3 2020 to reflect a reduction in the estimated number of PSUs that were expected to vest at the end of January 2021.

Other charges (recoveries):
    We recorded the following restructuring and other charges (recoveries) for the periods indicated (in millions):

	Three months ended September 30		Nine months ended September 30
	2020	2021	2020	2021
Restructuring charges	$3.7	$(0.7)	$19.0	$8.1
Transition Costs	—	0.2	—	0.3
Acquisition Costs (Recoveries) and Other	—	(3.4)	—	(5.5)
	$3.7	$(3.9)	$19.0	$2.9
Restructuring:

    We perform ongoing evaluations of our business, operational efficiency and cost structure, and implement restructuring actions as we deem necessary.

    Our restructuring activities in YTD 2021 consisted primarily of actions to adjust our cost base to address reduced levels of demand in certain of our businesses and geographies, due in part to the impact of COVID-19, including actions in the first half of 2021 to right-size our commercial aerospace facilities. Our Q3 2020 and YTD 2020 restructuring actions were associated primarily with the Cisco Disengagement, as well as other actions to adjust our cost base similar to (and for the same reasons as) those taken in YTD 2021.

    During Q3 2021, we recorded net restructuring recoveries of $0.7 million, consisting of cash restructuring charges of $0.1 million, and non-cash restructuring recoveries of $0.8 million. During YTD 2021, we recorded net restructuring charges of $8.1 million, consisting of cash restructuring charges of $8.3 million, and net non-cash restructuring recoveries of $0.2 million (consisting of non-cash restructuring charges of $0.6 million and non-cash restructuring recoveries of $0.8 million). The cash restructuring charges in Q3 2021 and YTD 2021 consisted primarily of employee termination costs. The non-cash restructuring recoveries in Q3 2021 and YTD 2021 primarily reflect gains on the sale of surplus equipment. Non-cash restructuring charges for YTD 2021 consisted primarily of the write-down of equipment related to disengaged programs. Predominately all of the Q3 2021 restructuring recoveries pertained to our CCS segment and approximately one half of the YTD 2021 restructuring charges pertained to our ATS segment, and included actions related to our A&D business. During Q3 2020 and YTD 2020, we recorded an aggregate of $3.7 million and $19.0 million of restructuring charges, respectively, consisting of cash charges of $3.0 million and $16.6 million, respectively, primarily for employee termination costs, and non-cash charges of $0.7 million and $2.4 million, respectively, reflecting the write-down of right-of-use (ROU) assets for vacated properties and losses on the sale of surplus equipment. Non-cash charges for YTD 2020 also included the write-down of certain equipment related to disengaged programs in the first quarter of 2020 (Q1 2020). Two-thirds of the Q3 2020 and YTD 2020 charges pertained to our ATS segment. Our restructuring provision at September 30, 2021 was $5.5 million (December 31, 2020 — $4.7 million), which we recorded in the current portion of provisions on our consolidated balance sheet.

    We may also implement additional future restructuring actions or divestitures as a result of changes in our business, the marketplace and/or our exit from less profitable, under-performing, non-core or non-strategic operations. In addition, an increase in the frequency of customers transferring business to our competitors, changes in the volumes they outsource, pricing pressures, or requests to transfer their programs among our sites or to lower-cost locations, may also result in our taking future restructuring actions. We may incur higher operating expenses during periods of transitioning programs within our network or to our competitors. Any such restructuring activities, if undertaken at all, could adversely impact our operating and financial results, and may require us to further adjust our operations.

Transition Costs:

    Transition Costs consist of Toronto Transition Costs and Internal Relocation Costs, each of which is defined under the caption "Non-IFRS Financial Measures" below. During Q3 2021 and YTD 2021, we recorded $0.2 million and $0.3 million of Transition Costs, respectively (Q3 2020 and YTD 2020 — nil), consisting of Internal Relocation Costs related to the transfer of certain manufacturing lines from closed sites to other sites within our global network.

Acquisition Costs (Recoveries) and Other:
    We incur consulting, transaction and integration costs relating to potential and completed acquisitions. We also incur charges or releases related to the subsequent re-measurement of indemnification assets or the release of indemnification or other liabilities recorded in connection with our acquisition of Impakt Holdings, LLC (Impakt). Collectively, these costs, charges and releases are referred to as Acquisition Costs (Recoveries). Acquisition Costs of $5.8 million and $6.2 million were recorded during Q3 2021 and YTD 2021, respectively, in each case related to acquisition activities, offset in part (in YTD 2021) by $1.2 million of releases in the first quarter of 2021 (Q1 2021) related to certain indirect tax liabilities previously recorded in connection with our acquisition of Impakt. No Acquisition Costs (Recoveries) were recorded in Q3 2020 or YTD 2020. Other consists of legal recoveries of $9.2 million in Q3 2021 and $10.5 million in YTD 2021 (nil in the 2020 periods) in connection with the settlement of class action lawsuits (for component parts purchased in prior periods) in which we were a plaintiff.
Finance Costs:
    Finance Costs consist of interest expense and fees related to our credit facility (including debt issuance and related amortization costs), our interest rate swap agreements, our accounts receivable sales program and customers' supplier financing programs, and interest expense on our lease obligations, net of interest income earned. During Q3 2021 and YTD 2021, we recorded $7.8 million and $23.4 million of Finance Costs, respectively (Q3 2020 and YTD 2020 — $8.9 million and $28.6 million, respectively). During Q3 2021 and YTD 2021, we paid Finance Costs of $5.4 million and $16.5 million, respectively (Q3 2020 and YTD 2020 — $6.7 million and $22.9 million, respectively). The decrease in Finance Costs recorded and paid in Q3 2021 and YTD 2021 was primarily due to lower amounts outstanding under our credit facility compared to Q3 2020 and YTD 2020, respectively, and in addition for YTD 2021, a reduction in interest rates compared to YTD 2020.

Income taxes:

For Q3 2021, we had a net income tax expense of $8.7 million on earnings before tax of $43.9 million, compared to a net income tax expense of $9.9 million on earnings before tax of $40.3 million for Q3 2020. For YTD 2021, we had a net income tax expense of $22.4 million on earnings before tax of $94.4 million, compared to a net income tax expense of $23.3 million on earnings before tax of $63.8 million for YTD 2020.

Our Q3 2021 net income tax expense of $8.7 million was favorably impacted by a $5.5 million deferred tax recovery recorded in connection with the revaluation of certain temporary differences using the future effective tax rate of our Thailand subsidiary in connection with the forthcoming transition from a 100% income tax exemption to a 50% exemption in 2022 under an applicable tax incentive (Revaluation Impact), offset in part by a $2.0 million tax expense arising from taxable temporary differences associated with the anticipated repatriation of undistributed earnings from certain of our Chinese subsidiaries (Repatriation Expense). Our YTD 2021 net income tax expense of $22.4 million was favorably impacted by the $5.5 million Revaluation Impact and $1.1 million in reversals of tax uncertainties in one of our Asian subsidiaries that completed its liquidation and dissolution during Q1 2021, offset in large part by a $4.0 million Repatriation Expense. Taxable foreign exchange impacts were not significant in either Q3 2021 or YTD 2021.

Our Q3 2020 net income tax expense of $9.9 million was adversely impacted by a $1.7 million revaluation of temporary differences resulting from a change in the effective tax rate of our Thailand subsidiary due to the transition of a portion of such subsidiary's business previously covered by expired tax incentives to its remaining tax incentives, and a $1.0 million Repatriation Expense. Our YTD 2020 net income tax expense of $23.3 million was adversely impacted by a $6.5 million Repatriation Expense, which was offset in large part by a favorable $5.7 million reversal of tax uncertainties in certain of our Asian subsidiaries in Q1 2020. Taxable foreign exchange impacts were not significant in either Q3 2020 or YTD 2020.

In certain jurisdictions, primarily in the Americas and Europe, we currently have significant net operating losses and other deductible temporary differences, some of which we expect will be used to reduce taxable income in these jurisdictions in future periods, although not all are currently recognized as deferred tax assets. In addition, the tax benefits we are able to record related to restructuring charges and SBC expenses may be limited, as a significant portion of such amounts are incurred in jurisdictions with unrecognized loss carryforwards. Tax benefits we are able to record related to the accounting amortization of intangible assets are also limited based on the structure of our recent acquisitions. We review our deferred income tax assets at each reporting date and reduce them to the extent we believe it is no longer probable that we will realize the related tax benefits.

    In response to the COVID-19 pandemic, certain jurisdictions in which we operate have implemented certain tax relief measures, including deferral of value-added tax payments (such as VAT or GST) and additional tax deductions. However, these tax relief measures have not provided us with significant tax benefits to date. We do not currently expect that these tax relief measures will have a significant impact on our global tax rate. However, see "Recent Developments — COVID-19 Update" above and note 11 to the Q3 2021 Interim Financial Statements for a discussion of COVID Subsidies recorded in Q3 2021 and YTD 2021 and during the prior year periods that subsidized or offset qualifying expenses, including payroll costs and social insurance program contributions.

The Biden administration in the U.S. has proposed increases, among other things, to the U.S. corporate income tax rate. Although such proposals, if adopted as currently contemplated, would not have a significant tax impact on our operations, we cannot predict the likelihood, timing or substance of U.S. tax reform. We will continue to monitor the progress of U.S. tax reform, as well as other global tax reform agreements and initiatives, including the recent global minimum tax agreement among 136 countries, including the U.S. Legislation or other changes in U.S. and/or international tax laws could potentially increase our tax liability or adversely affect our overall profitability and results of operations.

Our tax incentives currently consist of tax exemptions for the profits of, and for dividend withholding taxes for, our Thailand and Laos subsidiaries. We have two income tax incentives in Thailand. One of these incentives initially allows for a 100% income tax exemption (including distribution taxes), and after eight years transitions to a 50% income tax exemption for the next five years (excluding distribution taxes). This incentive will transition to the 50% exemption in 2022 and expire in 2027. The Q3 2021 tax impact of the transition of this incentive to the 50% exemption in 2022 is discussed above (see Revaluation Impact). The second incentive allows for a 100% income tax exemption (including distribution taxes) for eight years, and expires in 2028. Upon full expiry of each of the incentives, taxable profits associated with such incentives become fully taxable. During 2020 and through Q3 2021, we successfully transitioned a portion of our Thailand business under recently expired incentives to our remaining two incentives. The remainder of the transition is currently anticipated to be completed during Q4 2021. Our tax incentive in Laos allows for a 100% income tax exemption (including distribution taxes) until 2025, and a reduced income tax rate thereafter. Our tax expense could increase significantly if certain tax incentives from which we benefit are retracted.

We received an approval from the Malaysian authorities in Q4 2020 for an income tax incentive for one of our Malaysian subsidiaries, which provides for a 50% income tax exemption for a period of five years for certain product sets manufactured by such subsidiary. The commencement date of this incentive is yet to be determined by the Malaysian authorities. Although a significant portion of this incentive may be retroactively applicable to past periods, we cannot assure that this will be the case. Due to uncertainty of the period for which this incentive applies, we cannot currently quantify the applicable benefit.

    In 2017, the Brazilian Ministry of Science, Technology, Innovation and Communications issued assessments seeking to disqualify certain of our R&D expenses for the years 2006 to 2009, which entitled our Brazilian subsidiary (which ceased operations in 2009) to charge reduced sales tax levies to its customers. As of September 30, 2021, the assessments, including interest and penalties, total approximately 24 million Brazilian real (approximately $5 million at period-end exchange rates) for all such years. See note 12 of the Q3 2021 Interim Financial Statements for further detail. There has been no change in our views with respect to this matter from those set forth in Item 5, Operating and Financial Review and Prospects, "Operating Results — Income taxes" of the 2020 20-F.

In Q3 2021, the Romanian tax authorities issued a final tax assessment in the aggregate amount of approximately 31 million Romanian leu (approximately $7 million at period-end exchange rates), for additional income and value-added taxes for one of our Romanian subsidiaries for the 2014 to 2018 tax years. In order to advance our case to the appeals phase and reduce or eliminate potential interest and penalties, we paid the Romanian tax authorities the full amount assessed in Q3 2021 (without agreement to all or any portion of such assessment). We believe that our originally-filed tax return positions are in compliance with applicable Romanian tax laws and regulations, and intend to vigorously defend our position through all necessary appeals or other judicial processes.

The successful pursuit of assertions made by any government authority, including tax authorities, could result in our owing significant amounts of tax or other reimbursements, interest and possibly penalties. We believe we adequately accrue for any probable potential adverse ruling. However, there can be no assurance as to the final resolution of any claims and any resulting proceedings. If any claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material, and in excess of amounts accrued.

Net earnings:

    Net earnings for Q3 2021 of $35.2 million represented an increase of $4.8 million compared to net earnings of $30.4 million for Q3 2020. This increase was primarily due to higher gross profit in Q3 2021 as compared to Q3 2020, and $3.9 million in other recoveries in Q3 2021 as compared to $3.7 million in other charges in Q3 2020 (see "Other charges (recoveries)" above), offset in part by $6.9 million in higher SBC expense in Q3 2021 compared to the prior year period. Net earnings for YTD 2021 of $72.0 million increased $31.5 million compared to net earnings of $40.5 million for YTD 2020. This increase was primarily due to $21.1 million in higher gross profit and an aggregate of $21.3 million in lower other charges (recoveries) and Finance Costs, offset in part by $8.3 million in higher SG&A expense for YTD 2021 as compared to the prior year period.

Liquidity and Capital Resources
Liquidity
    The following tables set forth key liquidity metrics for the periods indicated (in millions):

	December 31	September 30
	2020	2021
Cash and cash equivalents	$463.8	$477.2
Borrowings under credit facility*	470.4	440.4
* excluding ordinary course L/Cs.

	Three months ended September 30		Nine months ended September 30
	2020	2021	2020	2021
Cash provided by operating activities	$42.0	$55.7	$189.9	$161.0
Cash used in investing activities	(9.9)	(13.2)	(32.2)	(35.3)
Cash used in financing activities	(16.6)	(32.5)	(185.8)	(112.3)

Changes in non-cash working capital items (included in operating activities above):
A/R	$10.4	$(61.2)	$(72.3)	$(54.7)
Inventories	0.9	(181.0)	(213.0)	(314.4)
Other current assets	(4.9)	(10.9)	(7.1)	(7.1)
A/P, accrued and other current liabilities and provisions	(48.1)	226.5	287.7	320.7
Working capital changes	$(41.7)	$(26.6)	$(4.7)	$(55.5)
Cash provided by operating activities:
In Q3 2021, we generated $55.7 million of cash from operating activities compared to $42.0 million in Q3 2020. In YTD 2021, we generated $161.0 million of cash from operating activities compared to $189.9 million in YTD 2020. The $13.7 million increase in cash from operating activities in Q3 2021 as compared to Q3 2020 was primarily due to $15.1 million in lower working capital requirements for Q3 2021. Lower working capital requirements for Q3 2021 as compared to Q3 2020 primarily reflect a $274.6 million improvement in A/P cash flows, offset in part by a $181.9 million reduction in inventory cash flows and a $71.6 million decrease in A/R cash flows. The decrease in A/R cash flows was due to the timing of collections. The reduction in inventory cash flows was due to higher inventory levels carried at the end of Q3 2021 compared to the end of Q3 2020. We carried higher inventory levels to support new program ramps and anticipated future demand, particularly growth in our HPS business, and to help secure supply to mitigate the impact of global supply chain constraints and longer lead times for certain components. However, a significant portion of our inventory purchases were covered by cash deposits received from our customers, which helped to alleviate the impact of such purchases on our cash flows. Improvement in A/P cash flows was due to an increase in these cash deposits, as well as timing of payments (see "Summary of Q3 2021 and Year-to-Date Period" above). Our A/P cash flow levels may decrease in subsequent periods as payments are made, and as cash deposit balances change.

The $28.9 million decrease in cash from operating activities in YTD 2021 as compared to YTD 2020 was primarily due to $50.8 million in higher working capital requirements and $10.8 million in higher income tax payments for YTD 2021, offset in part by higher net earnings in YTD 2021 compared to YTD 2020. Higher working capital requirements for YTD 2021 as compared to YTD 2020 primarily reflect a $101.4 million reduction in inventory cash flows, offset in part by a $33.0 million improvement in A/P cash flows, and a $17.6 million improvement in A/R cash flows. The improvement in A/R cash flows was due to the timing of collections. The reduction in inventory cash flows and the improvement in A/P cash flows were due to reasons substantially similar to those described above with respect to the quarterly period comparison.

Free cash flow (non-IFRS):
    Non-IFRS free cash flow is defined as cash provided by or used in operations after the purchase of property, plant and equipment (net of proceeds from the sale of certain surplus equipment and property), lease payments, and Finance Costs paid (excluding debt issuance costs paid). As we do not consider debt issuance costs (nil paid in Q3 2021 and YTD 2021; $0.3 million paid in Q3 2020 and $0.6 million paid in YTD 2020) to be part of our ongoing financing expenses, these costs are excluded from total Finance Costs paid in our determination of non-IFRS free cash flow. Management uses non-IFRS free cash flow as a measure, in addition to IFRS cash provided by or used in operations (described above), to assess our operational cash flow performance. We believe non-IFRS free cash flow provides another level of transparency to our liquidity. Note, however, that non-IFRS free cash flow does not represent residual cash flow available to Celestica for discretionary expenditures.

    A reconciliation of this measure to cash provided by operating activities measured under IFRS is set forth below:

(in millions)	Three months ended September 30		Nine months ended September 30
	2020	2021	2020	2021

IFRS cash provided by operations	$42.0	$55.7	$189.9	$161.0
Purchase of property, plant and equipment, net of sales proceeds	(9.9)	(13.2)	(32.2)	(35.3)
Lease payments	(9.9)	(10.0)	(27.9)	(30.0)
Finance Costs paid (excluding debt issuance costs paid)	(6.4)	(5.4)	(22.3)	(16.5)
Non-IFRS free cash flow	$15.8	$27.1	$107.5	$79.2

Our non-IFRS free cash flow of $27.1 million for Q3 2021 increased $11.3 million compared to $15.8 million for Q3 2020, reflecting $13.7 million higher cash generated from operations for Q3 2021 compared to Q3 2020 (as described above), offset in part by $3.3 million of higher cash flows used to purchase property, plant and equipment in Q3 2021 compared to Q3 2020 (as described below). Our non-IFRS free cash flow of $79.2 million for YTD 2021 decreased $28.3 million compared to $107.5 million for YTD 2020, due primarily to $28.9 million in lower cash generated from operating activities in YTD 2021 (as described above).

Cash used in investing activities:

Our capital expenditures for Q3 2021 and YTD 2021 were $15.7 million and $37.8 million, respectively (Q3 2020 and YTD 2020 — $10.1 million and $33.6 million, respectively), primarily to enhance our manufacturing capabilities in various geographies and to support new customer programs (split approximately evenly between our segments for all periods). Our capital expenditures for Q3 2021 included additional manufacturing lines to support our HPS growth at our former Cisco facility. Our YTD 2021 capital expenditures also included the expansion of an Atrenne facility in the U.S. (Minnesota) to accommodate additional capacity for our A&D customers and customers in other highly-regulated markets, and to support CCS segment growth, particularly our HPS business. See "Recent Developments" above. Capital expenditures in YTD 2021 and YTD 2020 were lower than originally anticipated, as a result of delays or the shifting of programs or spending to future periods (with respect to YTD 2020, due in part to the impact of COVID-19). We fund our capital expenditures from cash on hand and through the financing arrangements described under "Capital Resources" below.

Cash used in financing activities:

SVS repurchases:

See "Summary of Q3 2021 and Year-to-Date Period" above for a table detailing our SVS repurchases for the periods indicated.

Financing and Finance Costs:
See "Cash requirements — Financing Arrangements" below for a description of term loan repayments made in YTD 2021 and during 2020, including a mandatory prepayment of $107.0 million (ECF Amount) in 2020 based on specified 2019 excess cash flow. Our credit facility is described under "Capital Resources" below, including applicable interest rates thereunder as of September 30, 2021.
See "Operating Results — Finance Costs" above for a description of Finance Costs recorded and paid in Q3 2021, YTD 2021, Q3 2020 and YTD 2020.

Lease payments:

    During Q3 2021 and YTD 2021, we paid $10.0 million and $30.0 million, respectively (Q3 2020 and YTD 2020 — $9.9 million and $27.9 million, respectively) in lease payments.

Cash requirements:

Our working capital requirements can vary significantly from month-to-month due to a range of business factors, including the ramping of new programs, expansion of our services and business operations, timing of purchases, higher levels of inventory for new programs and anticipated customer demand, timing of payments and A/R collections, and customer forecasting variations. The international scope of our operations may also create working capital requirements in certain countries while other countries generate cash in excess of working capital needs. Moving cash between countries on a short-term basis to fund working capital is not always expedient due to local currency regulations, tax considerations, and other factors. To meet our working capital requirements and to provide short-term liquidity, we may draw on our revolving credit facility, and/or sell A/R through our A/R sales program or participate in supplier financing programs, when permitted (described below). The timing and the amounts we borrow or repay under these facilities can vary significantly from month-to-month depending upon our cash requirements. We expect to finance the acquisition of PCI using a combination of cash on hand and existing availability under our revolver, and are pursuing an additional term loan under our credit facility, which if obtained, will be used to repay amounts borrowed under such revolver. See "Financing Arrangements" below. Regardless of the method we use to finance the PCI acquisition, however, we continue to believe that cash flow from operating activities, together with cash on hand, remaining availability under our revolving credit facility, potential availability under uncommitted intraday and overnight bank overdraft facilities, and cash from permitted sales of A/R, will be sufficient to fund our currently anticipated working capital and planned capital spending (including the other commitments described elsewhere herein).

Financing Arrangements:

    We are party to a credit agreement (Credit Facility) with Bank of America, N.A., as Administrative Agent, and the other lenders party thereto, which provided a term loan in the original principal amount of $350.0 million (Initial Term Loan) and a term loan in the original principal amount of $250.0 million (Incremental Term Loan), each of which matures in June 2025, and provides a $450.0 million revolver (Revolver) that matures in June 2023. The Initial Term Loan and the Incremental Term Loan are collectively referred to as the Term Loans. The Credit Facility is described under "Capital Resources" below, including applicable interest rates thereunder as of September 30, 2021.

    The Initial Term Loan required quarterly principal repayments of $0.875 million, and the Incremental Term Loan required quarterly principal repayments of $0.625 million (which have been paid as described below), and in each case require a lump sum repayment of the remainder outstanding at maturity. We are also required to make an annual prepayment of outstanding obligations under the Credit Facility (applied first to the Term Loans, then to the Revolver, in the manner set forth in the Credit Facility), ranging from 0% — 50% (based on a defined leverage ratio) of specified excess cash flow (as defined in the Credit Facility) for the prior fiscal year. The $107.0 million ECF Amount was due in the second quarter of 2020 (Q2 2020)

based on this provision. No Credit Facility prepayments based on 2020 excess cash flow will be required in 2021. In addition, prepayments of outstanding obligations under the Credit Facility (applied as described above) may also be required in the amount of specified net cash proceeds received above a specified annual threshold (including proceeds from the disposal of certain assets). No Credit Facility prepayments based on net cash proceeds were required during 2020, nor will such prepayments be required in 2021. Further mandatory principal prepayments of the Term Loans based on specified excess cash flow and/or net cash proceeds may be required subsequent to 2021. Any outstanding amounts under the Revolver are due at maturity.

    In Q1 2021, we repaid an aggregate of $30.0 million under the Incremental Term Loan. No further principal repayments were required or made under the Credit Facility during 2021. During Q1 2020, we made the scheduled quarterly principal repayment of $0.875 million under the Initial Term Loan, and also prepaid an aggregate of $60.0 million under the Incremental Term Loan. This prepayment was first applied to the Q1 2020 and all remaining scheduled quarterly principal repayments of the Incremental Term Loan prior to maturity, and thereafter to remaining principal amounts outstanding thereunder. This prepayment also reduced the ECF Amount due in Q2 2020 to $47.0 million. On April 27, 2020, we prepaid $47.0 million under the Initial Term Loan. This prepayment was first applied to the scheduled quarterly principal repayment for Q2 2020 and all remaining scheduled quarterly principal repayments of the Initial Term Loan prior to maturity, and thereafter to remaining principal amounts outstanding thereunder. This prepayment satisfied the remainder of our obligations with respect to the ECF Amount. We prepaid an additional $14.0 million under the Term Loans in June 2020 ($1.5 million under the Initial Term Loan and $12.5 million under the Incremental Term Loan). No further principal repayments under the Credit Facility were required or made during 2020.

    Interest expense for Q3 2021 and YTD 2021 under the Credit Facility, including the impact of our interest rate swap agreements, was $5.0 million and $15.3 million, respectively (Q3 2020 and YTD 2020 — $6.1 million and $20.0 million, respectively). An increase in prevailing interest rates, margins, or further amounts outstanding, would cause this amount to increase. Commitment fees paid during Q3 2021 and YTD 2021 were $0.4 million and $1.4 million, respectively (Q3 2020 and YTD 2020 — $0.5 million and $1.4 million, respectively). See "Operating Results — Finance Costs" above for a discussion of Finance Costs incurred and paid in each of Q3 2021, YTD 2021, Q3 2020 and YTD 2020.

The Credit Facility contains restrictive covenants that limit our ability to engage in specified types of transactions, as well as specified financial covenants (described in "Capital Resources" below). Our ability to maintain compliance with such financial covenants will depend on our ongoing financial and operating performance, which, in turn, may be impacted by economic conditions and financial, market, and competitive factors, many of which are beyond our control. A breach of any such covenants could result in a default under the instruments governing our indebtedness.

As at September 30, 2021 and December 31, 2020, other than ordinary course L/Cs, no amounts were outstanding under the Revolver. At September 30, 2021, $91.5 million of A/R were sold under our A/R sales program (September 30, 2020 — $101.0 million sold; December 31, 2020 — $119.7 million sold). We currently use, and may in future periods increase the amounts we offer to sell under, our A/R sales program as a cost-effective alternative to drawing amounts on our Revolver to meet our ordinary course cash requirements. In order to offset the impact of extended payment terms for particular customers on our working capital, we also participate in two customer supplier financing programs (SFPs), pursuant to which we sell A/R from such customers to third-party banks on an uncommitted basis to receive earlier payment. At September 30, 2021, we sold $47.6 million of A/R under the SFPs (September 30, 2020 — $76.9 million; December 31, 2020 — $65.3 million). See "Capital Resources" below for a description of our A/R sales program and SFPs.

During Q3 2021 and YTD 2021, we paid $10.0 million and $30.0 million, respectively (Q3 2020 and YTD 2020 — $9.9 million and $27.9 million, respectively) in lease payments. See note 6 to the Q3 2021 Interim Financial Statements for information regarding our outstanding lease obligations.

The purchase price for our acquisition of PCI is estimated to be approximately $306 million (subject to a working capital adjustment). We expect to finance the acquisition using a combination of cash on hand and borrowings of up to $220 million under the Credit Facility.

Specifically, we intend to use borrowings under our Revolver to finance a portion of the PCI acquisition at closing. However, we are currently pursuing the addition of a new term loan under our Credit Facility with the Administrative Agent thereunder, which if obtained, will be used to repay the amounts borrowed under the Revolver for the acquisition. Although we believe that such term loan will be provided on acceptable terms, there can be no assurance that this will be the case. If we do not obtain a new term loan to repay amounts borrowed under our Revolver in connection with the PCI acquisition, availability for additional borrowings (based on outstanding letters of credit), would decrease to approximately $200 million (from $429.0 million at September 30, 2021), which may reduce our ability to fund further acquisitions and/or to respond to unexpected capital requirements, and we would be required to refinance or repay any outstanding amounts thereunder in 2023. If we do obtain a new term loan, we anticipate that our quarterly principal repayments thereunder would be approximately $3 million. Regardless of our funding method, our interest expense is expected to increase by approximately $1 million per quarter.

We do not believe that the aggregate amounts outstanding under our Credit Facility as at September 30, 2021 ($440.4 million under the Term Loans and $21.0 million in ordinary course L/Cs), combined with payment of the PCI purchase price, will have a material adverse impact on our liquidity, our results of operations or financial condition (unless our debt obligations mature without refinancing).

    However, our current outstanding indebtedness, and the mandatory prepayment provisions of the Credit Facility (described below), require us to use a portion of our cash flow to service such debt, and may reduce our ability to fund further acquisitions and/or to respond to unexpected capital requirements. Additional borrowings for the PCI acquisition (through either a new term loan or use of the Revolver), will further reduce such funding and response ability, increase our debt leverage, increase our cash debt service requirements, and may also: further limit our ability to obtain additional financing for future investments, working capital and other corporate purposes or to refinance our indebtedness on terms acceptable to us or at all; limit our flexibility to plan for and adjust to changing business and market conditions; increase our vulnerability to general adverse economic and industry conditions; and/or reduce our debt agency ratings. In addition, a new term loan may be available only with additional restrictive financial or operational covenants or significant fees. Existing or increased third-party indebtedness could have a variety of other adverse effects, including: (i) default and foreclosure on our assets if refinancing is unavailable on acceptable terms and we have insufficient funds to repay the debt obligations when due; and (ii) acceleration of such indebtedness or cross-defaults if we breach applicable financial or other covenants and such breaches are not waived. Our Credit Facility also prohibits share repurchases for cancellation if our leverage ratio (as defined in such facility) exceeds a specified amount. See Item 5, Operating and Financial Review and Prospects, "Liquidity — Cash requirements" of our 2020 20-F for a discussion of potential adverse effects of third-party indebtedness, the likelihood of which may rise as a result of increases to such indebtedness. Notwithstanding these expected and potential impacts, however, we believe that regardless of the method we use to finance the PCI acquisition, our anticipated level of leverage is acceptable for a company of our size and we expect to remain in compliance with applicable restrictive and financial covenants under the Credit Facility.

Cash and Cash Equivalents:

A significant portion of our cash and cash equivalents is held by foreign subsidiaries outside of Canada, a large part of which may be subject to withholding taxes upon repatriation under current tax laws. Cash and cash equivalents held by subsidiaries, which we do not intend to repatriate in the foreseeable future, are not subject to these withholding taxes. We repatriated approximately $70 million of cash in YTD 2021 from various of our foreign subsidiaries, and remitted related previously-accrued withholding taxes ($7 million). We currently expect to repatriate an aggregate of approximately $215 million of cash in the foreseeable future from various foreign subsidiaries, and have recorded anticipated related withholding taxes as deferred income tax liabilities ($13 million). While some of our subsidiaries are subject to local governmental restrictions on the flow of capital into and out of their jurisdictions (including in the form of cash dividends, loans or advances to us), which is required or desirable from time to time to meet our international working capital needs and other business objectives (as described above), these restrictions have not had a material impact on our ability to meet our cash obligations. At September 30, 2021, we had approximately $300 million (December 31, 2020 — $320 million) of cash and cash equivalents held by foreign subsidiaries outside of Canada that we do not intend to repatriate in the foreseeable future.

Our capital spending varies each period based on, among other things, the timing of new business wins and forecasted sales levels. Based on our current plans, we anticipate capital spending for 2021 to be approximately 1.5% of revenue, and expect to fund these expenditures from cash on hand and through the financing agreements described below under "Capital Resources." Our intended Q4 2021 capital expenditures include the expansion of our facilities to support growth in our HPS and Capital Equipment businesses.

SVS Repurchases:

We have funded and intend to continue to fund our SVS repurchases under our NCIBs from cash on hand, borrowings under the Revolver, or a combination thereof. We have funded, and expect to continue to fund, share repurchases to satisfy delivery obligations under stock-based awards from cash on hand.

Restructuring Provision:

We have funded and intend to continue to fund any restructuring provision from cash on hand.

Corporate Headquarters Relocations:
Our corporate headquarters relocations are described under the caption "Cash requirements — Toronto Real Property and Related Transactions" of the Liquidity and Capital Resources section of Item 5, Operating and Financial Review and Prospects, of our 2020 20-F. We do not expect to incur further relocation transition costs until we prepare for our move to our new headquarters, which remain under construction. Completion of construction is currently targeted for May 2023. Upon such completion, our estimated annual basic rent will be approximately $2.1 million Canadian dollars for each of the first five years, and approximately $2.2 million Canadian dollars for each of the remaining five years. We may, at our option, extend the applicable lease for two further consecutive five year periods.

Former Cisco Facility:

We continue to prepare our former Cisco facility as new business and growing programs (particularly with service provider customers) replace the previous Cisco programs. A portion of our Q3 2021 capital expenditures were for additional manufacturing lines in such facility. Aggregate costs in connection therewith are included in our budgeted capital spending for 2021 described above.

Litigation and contingencies (including indemnities):

In the normal course of our operations, we may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes, and other matters. Management believes that adequate provisions have been recorded where required. Although it is not always possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of all such pending matters will not have a material adverse impact on our financial performance, financial position or liquidity. See "Operating Results — Income Taxes" above and note 12 to the Q3 2021 Interim Financial Statements for a description of a Brazilian sales tax matter and a Romanian income and value-added tax matter.

We provide routine indemnifications, the terms of which range in duration and scope, and often are not explicitly defined, including for third-party intellectual property infringement, certain negligence claims, and for our directors and officers. We have also provided indemnifications in connection with the sale of certain assets. The maximum potential liability from these indemnifications cannot be reasonably estimated. In some cases, we have recourse against other parties or insurance to mitigate our risk of loss from these indemnifications. Historically, we have not made significant payments relating to these types of indemnifications.

Capital Resources

Our capital resources consist of cash provided by operating activities, access to the Revolver, uncommitted intraday and overnight bank overdraft facilities, an uncommitted A/R sales program, two uncommitted SFPs, and our ability to issue debt or equity securities. We regularly review our borrowing capacity and make adjustments, as permitted, for changes in economic conditions and changes in our requirements. We centrally manage our funding and treasury activities in accordance with corporate policies, and our main objectives are to ensure appropriate levels of liquidity, to have funds available for working capital or other investments we determine are required to grow our business, to comply with debt covenants, to maintain adequate levels of insurance, and to balance our exposures to market risks.

At September 30, 2021, we had cash and cash equivalents of $477.2 million (December 31, 2020 — $463.8 million), the majority of which was denominated in U.S. dollars. Our cash and cash equivalents are subject to intra-quarter swings, generally related to the timing of A/R collections, inventory purchases and payments, and other capital uses.

    As of September 30, 2021, an aggregate of $440.4 million was outstanding under the Term Loans, and other than ordinary course L/Cs, no amounts were outstanding under the Revolver (December 31, 2020 — $470.4 million outstanding under the Term Loans, and other than ordinary course L/Cs, no amounts were outstanding under the Revolver). See "Liquidity — Cash requirements — Financing Arrangements" above for a discussion of amounts borrowed and repaid under our Credit Facility during Q3 2021, YTD 2021 and the respective prior year periods.

Except under specified circumstances, and subject to the payment of breakage costs (if any), we are generally permitted to make voluntary prepayments of outstanding amounts under the Revolver and the Term Loans without any other premium or penalty. Repaid amounts on the Term Loans may not be re-borrowed. Repaid amounts on the Revolver may be re-borrowed.

    The Credit Facility has an accordion feature that allows us to increase the term loans and/or revolving loan commitments by approximately $110 million, plus an unlimited amount (subject to a specified leverage ratio), in each case on an uncommitted basis and under specified circumstances. See Item 5, Operating and Financial Review and Prospects, "Capital Resources" of the 2020 20-F and note 12 to the 2020 AFS for additional detail, as well as a description of permitted uses for the Revolver, a $50.0 million swing-line and $150.0 million sub-limit for L/Cs thereunder, and the range of interest rates, margins and commitment fees applicable to borrowings under the Credit Facility. The Initial Term Loan currently bears interest at LIBOR plus 2.125%. The Incremental Term Loan currently bears interest at LIBOR plus 2.5%. As noted above, our interest payments are expected to increase by approximately $1 million per quarter assuming we borrow an additional $220 million under our Credit Facility to partially fund our acquisition of PCI (see "Liquidity — Cash requirements — Financing Arrangements" above). The Credit Facility provides that when the Administrative Agent, the majority of lenders or the Company determines that LIBOR is unavailable or being replaced, the Administrative Agent and the Company may amend the underlying credit agreement to reflect a successor rate. Once LIBOR becomes unavailable, if no successor rate has been established, loans under the Credit Facility will convert to Base Rate loans.

    In order to partially hedge against our exposure to interest rate variability on our Term Loans, we have entered into various agreements with third-party banks to swap the variable interest rate with a fixed rate of interest. At September 30, 2021, we had: (i) interest rate swaps hedging the interest rate risk associated with $100.0 million of our Initial Term Loan borrowings that expire in August 2023 (reflecting our exercise of a partial cancellation option described below), and additional interest rate swaps hedging the interest rate risk associated with $100.0 million of our Initial Term Loan borrowings effective upon such expiration through June 2024; and (ii) interest rate swaps hedging the interest rate risk associated with $100.0 million of our Incremental Term Loan borrowings that expire in December 2023. See note 21 to the 2020 AFS for further detail. In September 2021, we exercised our option to cancel $75.0 million of the notional amount of the interest rate swaps covering the Initial Term Loan (increasing the unhedged amount under the Initial Term Loan by a corresponding amount). It is our current intention to enter into further interest rate swap agreements to the extent a new term loan is provided under the Credit Facility to fund a portion of the purchase price of PCI. See "Liquidity — Cash requirements — Financing Arrangements" above.

At September 30, 2021, the interest rate risk related to $240.4 million of borrowings under the Credit Facility was unhedged (December 31, 2020 — $195.4 million), consisting in each case of unhedged amounts outstanding under the Term Loans. Other than ordinary course L/Cs, no amounts were outstanding under the Revolver at either such date. A one-percentage point increase in relevant interest rates would increase interest expense, based on outstanding borrowings under the Credit Facility at September 30, 2021, by $2.4 million annually, including the impact of our interest rate swap agreements, and by $4.4 million annually, without accounting for such agreements.

    We are required to comply with certain restrictive covenants under the Credit Facility, including those relating to the incurrence of certain indebtedness, the existence of certain liens, the sale of certain assets, specified investments and payments, sale and leaseback transactions, and certain financial covenants relating to a defined interest coverage ratio and leverage ratio that are tested on a quarterly basis. Our Credit Facility also prohibits share repurchases for cancellation if our leverage ratio (as defined in such facility) exceeds a specified amount (Repurchase Restriction). The Repurchase Restriction was not in effect during YTD 2021 (or at September 30, 2021). However, our additional anticipated borrowings in connection with the PCI acquisition may result in the applicability of the Repurchase Restriction, which would prohibit future SVS repurchases for cancellation while it is in force. At September 30, 2021, we were in compliance with all restrictive and financial covenants under the Credit Facility. The obligations under the Credit Facility are guaranteed by us and certain specified subsidiaries.

Subject to specified exemptions and limitations, all assets of the guarantors are pledged as security for the obligations under the Credit Facility. The Credit Facility contains customary events of default. If an event of default occurs and is continuing (and is not waived), the administrative agent may declare all amounts outstanding under the Credit Facility to be immediately due and payable and may cancel the lenders’ commitments to make further advances thereunder. In the event of a payment or other specified defaults, outstanding obligations accrue interest at a specified default rate.

    During YTD 2021, we repaid an aggregate of $30.0 million of the amounts outstanding under the Incremental Term Loan. At September 30, 2021, we had $429.0 million available under the Revolver for future borrowings, reflecting outstanding borrowings (none) and ordinary course L/Cs (December 31, 2020 — $428.7 million). See "Liquidity — Cash requirements — Financing Arrangements" above for a discussion of our intended method of financing the PCI acquisition.

At September 30, 2021, we had $21.0 million outstanding in L/Cs under the Revolver (December 31, 2020 — $21.3 million). We also arrange L/Cs and surety bonds outside of the Revolver. At September 30, 2021, we had $19.3 million of such L/Cs and surety bonds outstanding (December 31, 2020 — $20.2 million).

    At September 30, 2021, we also had a total of $198.5 million in uncommitted bank overdraft facilities available for intraday and overnight operating requirements (December 31, 2020 — $162.7 million). There were no amounts outstanding under these overdraft facilities at September 30, 2021 or December 31, 2020.

We entered into an agreement in March 2020 with a third-party bank to sell up to $300.0 million in A/R on an uncommitted basis, subject to pre-determined limits by customer. This one-year agreement provides for automatic annual one-year extensions, and was so extended in March 2021. This agreement may be terminated at any time by the bank or by us upon 3 months' prior notice, or by the bank upon specified defaults. We also participate in two SFPs, pursuant to which we sell A/R from the relevant customer to third-party banks on an uncommitted basis to receive earlier payment (substantially offsetting the effect of such customers' extended payment terms on our working capital for the period). The SFPs have an indefinite term and may be terminated at any time by the customer or by us upon specified prior notice. A/R are sold under these arrangements net of discount charges. See note 4 to the Q3 2021 Interim Financial Statements for further detail. As our A/R sales program and the SFPs are on an uncommitted basis, there can be no assurance that any of the banks will purchase any of the A/R we intend to sell to them thereunder. However, as the A/R that we offer to sell under these programs are largely from customers we deem to be creditworthy, we believe that such offers will continue to be accepted notwithstanding the current environment. See "Summary of Q3 2021 and Year-to-Date Period" for a description of A/R amounts sold under these arrangements during recent periods.

The timing and the amounts we borrow and repay under our Revolver and overdraft facilities, or sell under the SFPs or our A/R sales program, can vary significantly from month-to-month depending on our working capital and other cash requirements. See "Cash requirements" above. We may increase the amounts we offer to sell under our A/R sales program in future periods as a cost-effective alternative to drawing amounts on our Revolver to meet our ordinary course cash requirements.

    Our strategy on capital risk management has not changed significantly since the end of 2020. Other than the restrictive and financial covenants associated with our Credit Facility noted above, we are not subject to any contractual or regulatory capital requirements. While some of our international operations are subject to government restrictions on the flow of capital into and out of their jurisdictions, these restrictions have not had a material impact on our operations or cash flows.

Financial instruments:

Our short-term investment objectives are to preserve principal and to maximize yields without significantly increasing risk, while at the same time not materially restricting our short-term access to cash.

The majority of our cash balances are held in U.S. dollars. We price the majority of our products in U.S. dollars and the majority of our materials costs are also denominated in U.S. dollars. However, a significant portion of our non-materials costs (including payroll, pensions, site costs and costs of locally sourced supplies and inventory) are denominated in various other currencies. As a result, we may experience foreign exchange gains or losses on translation or transactions due to currency fluctuations. We have a foreign exchange risk management policy in place to govern our hedging activities. We do not enter into speculative trades. Our current hedging activity is designed to reduce the variability of our foreign currency costs where we have local manufacturing operations. We enter into foreign currency forward contracts to hedge our cash flow exposures and foreign currency swaps to hedge our balance sheet exposures. Balance sheet hedges are based on our forecasts of the future position of net monetary assets or liabilities denominated in foreign currencies and, therefore, may not mitigate the full impact of any translation impacts in the future. There can be no assurance that our hedging transactions will be successful in mitigating our foreign exchange risk. See note 10 to our Q3 2021 Interim Financial Statements for a listing of our foreign currency forwards and swaps to trade U.S. dollars in exchange for specified currencies at September 30, 2021. These contracts, which generally extend for periods of up to 12 months, will expire by the third quarter of 2022. The aggregate fair value of the outstanding contracts at September 30, 2021 was a net unrealized loss of $9.7 million (December 31, 2020 — net unrealized gain of $23.3 million), resulting from fluctuations in foreign exchange rates between the contract execution and the period-end date.

Financial risks:

Except as set forth below, there have been no material changes to our primary market risk exposures or our management of such exposures during Q3 2021 from the description set forth in note 21 to our 2020 AFS and Item 5, Operating and Financial Review and Prospects, "Capital Resources — Financial Risks" of the 2020 20-F, including with respect to the anticipated cessation of LIBOR. See note 2 to the Q3 2021 Interim Financial Statements for a description of our adoption of Interest Rate Benchmark Reform - Phase 2 as of January 1, 2021. As applicable interest rate benchmarks in the Company's agreements have not yet been replaced, the adoption of this standard had no impact on the Q3 2021 Interim Financial Statements.

Interest rate risk: Borrowings under the Credit Facility bear interest at specified rates, plus specified margins (described in note 12 to the 2020 AFS), and expose us to interest rate risk due to the potential variability of market interest rates. In order to partially hedge against our exposure to interest rate variability on our Term Loans, we have entered into various agreements with third-party banks to swap the variable interest rate (based on LIBOR plus a margin) with a fixed rate of interest for a portion of the borrowings under our Term Loans (described above). A one-percentage point increase in relevant interest rates would increase interest expense, based on outstanding borrowings under the Credit Facility at September 30, 2021, by $2.4 million annually, including the impact of our interest rate swap agreements, and by $4.4 million annually, without accounting for such agreements. At September 30, 2021, the fair value of our interest rate swap agreements was a net unrealized loss of $10.1 million, consisting of aggregate unrealized gains of $0.1 million for certain of our swaps, which we recorded in other non-current assets, and aggregate unrealized losses of $10.2 million for the remainder (December 31, 2020 — aggregate unrealized loss of $16.5 million (no unrealized gains)), which we recorded in other non-current liabilities on our consolidated balance sheet. The change in the fair value of the swaps is a result of the recent increases in the forward interest rates compared to our fixed rates. An increase in forward interest rates would cause a further reduction in the amount of the loss.

Related Party Transactions
    Onex Corporation (Onex) beneficially owns, controls, or directs, directly or indirectly, all of our outstanding multiple voting shares (MVS). Accordingly, Onex has the ability to exercise significant influence over our business and affairs and generally has the power to determine all matters submitted to a vote of our shareholders where the SVS and MVS vote together as a single class. Mr. Gerald Schwartz, the Chairman of the Board and Chief Executive Officer of Onex, indirectly owns shares representing the majority of the voting rights of the shares of Onex.
    Onex has entered into an agreement with Celestica and with Computershare Trust Company of Canada (as successor to the Montreal Trust Company of Canada), as trustee for the benefit of the holders of the SVS, to ensure that such holders will not be deprived of any rights under applicable take-over bid legislation to which they would be otherwise entitled in the event of a take-over bid (as defined in such legislation) if MVS and SVS were of a single class of shares.
    We are party to a Services Agreement with Onex for the services of Mr. Tawfiq Popatia, an officer of Onex, as a director of Celestica, pursuant to which Onex receives an annual fee of $235,000, payable in DSUs in equal quarterly installments in arrears, as compensation for such services.

    A consortium of four real estate partnerships, approximately 27% of the interests of which are held by a privately held partnership in which Mr. Schwartz has a material interest; and approximately 25% of the interests of which are held by a partnership in which Mr. Schwartz has a non-voting interest, holds a 5% non-voting interest in the purchaser of our Toronto real property.

    See Item 5, Operating and Financial Review and Prospects, "Related Party Transactions" of our 2020 20-F for further detail.

Outstanding Share Data

As of October 21, 2021, we had 106,112,145 outstanding SVS and 18,600,193 outstanding MVS. As of such date, we also had 322,835 outstanding stock options, 5,197,316 outstanding RSUs, 5,079,464 outstanding PSUs assuming vesting of 100% of the target amount granted (PSUs that will vest range from 0% to 200% of the target amount granted), and 2,186,876 outstanding DSUs; each vested option or unit entitling the holder thereof to receive one SVS (or in certain cases, cash) pursuant to the terms thereof, subject to certain time or performance-based vesting conditions.

Controls and Procedures

Evaluation of disclosure controls and procedures:

Our management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Exchange Act) designed to ensure that information we are required to disclose in the reports that we file or submit under the U.S. Exchange Act is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the U.S. Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

Management, under the supervision of and with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of September 30, 2021. Based on that evaluation, our principal executive officer and principal financial officer have concluded that, as of September 30, 2021, our disclosure controls and procedures are effective to meet the requirements of Rules 13a-15(e) and 15d-15(e) under the U.S. Exchange Act.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that its objectives are met. Due to inherent limitations in all such systems, no evaluation of controls can provide absolute assurance that all control issues within a company have been detected. Accordingly, our disclosure controls and procedures are designed to provide reasonable, not absolute, assurance that the objectives of our disclosure control system are met.

Changes in internal control over financial reporting:

We did not identify any change in our internal control over financial reporting in connection with our evaluation thereof that occurred during the quarter ended September 30, 2021 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Unaudited Quarterly Financial Highlights* (in millions, except percentages and per share amounts):

	2019	2020				2021
	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter
Revenue	$1,491.7	$1,318.6	$1,492.4	$1,550.5	$1,386.6	$1,234.9	$1,420.3	$1,467.4
Gross margin	6.8%	6.9%	7.3%	8.0%	8.2%	8.2%	8.3%	8.5%
Net earnings (loss)	$(7.0)	$(3.2)	$13.3	$30.4	$20.1	$10.5	$26.3	$35.2
Weighted average # of basic shares	128.5	129.0	129.1	129.1	129.1	128.9	127.6	125.4
Weighted average # of diluted shares	128.5	129.0	129.1	129.1	129.1	129.0	127.6	125.5
# of shares outstanding	128.8	129.1	129.1	129.1	129.1	128.4	126.8	124.7
IFRS earnings per share (EPS):
basic	$(0.05)	$(0.02)	$0.10	$0.24	$0.16	$0.08	$0.21	$0.28
diluted	$(0.05)	$(0.02)	$0.10	$0.24	$0.16	$0.08	$0.21	$0.28
* All quarters in the table above have been impacted by restructuring charges, the amounts of which vary from quarter-to-quarter.

Q3 2021 compared to Q2 2021:

    Total revenue for Q3 2021 increased $47.1 million or 3% compared to Q2 2021 as a result of revenue increases in both of our segments. Compared to the previous quarter, ATS segment revenue increased $25.8 million (5%) primarily due to higher revenue in our HealthTech business. CCS segment revenue increased $21.3 million (2%) in Q3 2021 compared to Q2 2021, primarily as a result of program-specific demand in our storage business and strong demand from service providers, partly offset by gated demand due to component shortages. Communications end market revenue decreased $21.8 million (4%) sequentially and Enterprise end market revenue increased $43.1 million (16%) sequentially. The adverse revenue impact in Q3 2021 resulting from supply chain constraints (due in part to COVID-19) and Workforce Constraints was $30 million (Q2 2021 — $30 million). We also incurred approximately $6 million in estimated COVID-19 Costs, net of recognized COVID Subsidies in Q3 2021 (Q2 2021 — approximately $2 million in estimated COVID-19 Costs, net of recognized COVID Recoveries). Gross profit for Q3 2021 increased sequentially by $7.4 million (6%), resulting primarily from the increase in revenue described above. Gross margin increased from 8.3% in Q2 2021 to 8.5% in Q3 2021, due to higher volumes and favorable mix across several businesses, as well as strong performance in our CCS segment. CCS segment income for Q3 2021 of $36.2 million increased $4.4 million from Q2 2021 and CCS segment margin increased sequentially from 3.7% in Q2 2021 to 4.1% for Q3 2021, primarily due to improved mix and demand strength in HPS. ATS segment income and margin for Q3 2021 of $25.1 million (4.3% of ATS segment revenue) increased from $23.2 million (4.1% of ATS segment revenue) in Q2 2021, primarily due to higher sequential revenue in HealthTech. Net earnings for Q3 2021 of $35.2 million represented a $8.9 million improvement compared to net earnings of $26.3 million for Q2 2021, primarily due to the higher gross profit described above.

Select Q3 2021 Results:

	Q3 2021 Actual (1)	Q3 2021 Guidance
IFRS revenue (in billions)	$1.47	$1.40 to $1.55
IFRS EPS (1)	$0.28	N/A
IFRS earnings before income taxes as a % of revenue	3.0%	N/A
Non-IFRS operating margin	4.2%	4.0% at the mid-point of our revenue and non-IFRS adjusted EPS guidance ranges
IFRS SG&A (in millions)	$62.0	N/A
Non-IFRS adjusted SG&A (in millions)	$56.5	$56 to $58
Non-IFRS adjusted EPS	$0.35	$0.30 to $0.36
(1) IFRS EPS of $0.28 for Q3 2021 included an aggregate charge of $0.10 (pre-tax) per share for employee SBC expense, amortization of intangible assets (excluding computer software), and restructuring charges. See "Operating Results" above and Non-IFRS Financial Measures below for per-item charges. This aggregate charge was within our Q3 2021 guidance range of between $0.09 and $0.15 per share for these items.

For Q3 2021, our revenue was at the mid-point of our guidance range, our non-IFRS adjusted EPS was towards the high end of our guidance range, and our non-IFRS operating margin exceeded the mid-point of our revenue and non-IFRS adjusted EPS guidance ranges. Non-IFRS adjusted SG&A for Q3 2021 was within our guidance range, and our non-IFRS adjusted effective tax rate for Q3 2021 was 19% (compared to our anticipated estimate of approximately 20%). Q3 2021 non-IFRS operating margin and adjusted EPS benefited from strong performance in both of our segments, despite adverse revenue impacts attributable to materials shortages.

Non-IFRS Financial Measures

Management uses adjusted net earnings and the other non-IFRS financial measures described herein (i) to assess operating performance and the effective use and allocation of resources, (ii) to provide more meaningful period-to-period comparisons of operating results, (iii) to enhance investors’ understanding of the core operating results of our business, and (iv) to set management incentive targets. We believe the non-IFRS financial measures we present herein are useful to investors, as they enable investors to evaluate and compare our results from operations in a more consistent manner (by excluding specific items that we do not consider to be reflective of our core operations), to evaluate cash resources that we generate from our business each period, and to provide an analysis of operating results using the same measures our chief operating decision makers use to measure performance. In addition, management believes that the use of a non-IFRS adjusted tax expense and a non-IFRS adjusted effective tax rate provide improved insight into the tax effects of our core operations, and are useful to management and investors for historical comparisons and forecasting. These non-IFRS financial measures result largely from management’s determination that the facts and circumstances surrounding the excluded charges or recoveries are not indicative of our core operations. We believe investors use both IFRS and non-IFRS financial measures to assess management’s past, current and future decisions associated with our priorities and our allocation of capital, as well as to analyze how our business operates in, or responds to, swings in economic cycles or to other events that impact our core operations.

Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies that report under IFRS, or who report under U.S. GAAP and use non-GAAP financial measures to describe similar financial metrics. Non-IFRS financial measures are not measures of performance under IFRS and should not be considered in isolation or as a substitute for any IFRS financial measure. The most significant limitation to management’s use of non-IFRS financial measures is that the charges or credits excluded from the non-IFRS financial measures are nonetheless recognized under IFRS and have an economic impact on us. Management compensates for these limitations primarily by issuing IFRS results to show a complete picture of our performance, and reconciling non-IFRS financial measures back to the most directly comparable IFRS financial measures.

    In addition to cash cycle days (including the components thereof) and inventory turns (each described under the caption "Other Performance Indicators" above), which have no defined meanings under IFRS, we use the following non-IFRS financial measures: adjusted gross profit, adjusted gross margin (adjusted gross profit as a percentage of revenue), adjusted SG&A, adjusted SG&A as a percentage of revenue, operating earnings (or adjusted EBIAT), operating margin (operating earnings or adjusted EBIAT as a percentage of revenue), adjusted net earnings, adjusted EPS, adjusted ROIC, free cash flow, adjusted tax expense and adjusted effective tax rate. Adjusted EBIAT, adjusted ROIC, free cash flow, adjusted tax expense and adjusted effective tax rate are further described in the tables below. In calculating these non-IFRS financial measures, management excludes the following items where indicated in the table below: employee SBC expense, amortization of intangible assets (excluding computer software), Other Charges, net of recoveries (defined below), Finance Costs (defined below) and acquisition inventory fair value adjustments, all net of the associated tax adjustments (quantified in the table below), and non-core tax impacts (tax adjustments related to acquisitions, and certain other tax costs or recoveries related to restructuring actions or restructured sites).

    The economic substance of these exclusions (where applicable to the periods presented) and management’s rationale for excluding them from non-IFRS financial measures is provided below:

Employee SBC expense, which represents the estimated fair value of stock options, RSUs and PSUs granted to employees, is excluded because grant activities vary significantly from quarter-to-quarter in both quantity and fair value. In addition, excluding this expense allows us to better compare core operating results with those of our competitors who also generally exclude employee SBC expense in assessing operating performance, who may have different granting patterns and types of equity awards, and who may use different valuation assumptions than we do.

Amortization charges (excluding computer software) consist of non-cash charges against intangible assets that are impacted by the timing and magnitude of acquired businesses. Amortization of intangible assets varies among our competitors, and we believe that excluding these charges permits a better comparison of core operating results with those of our competitors who also generally exclude amortization charges in assessing operating performance.

Other Charges, net of recoveries, consist of, when applicable: Restructuring Charges, net of recoveries (defined below); Transition Costs (defined below); net Impairment charges (defined below); Acquisition Costs (Recoveries); legal settlements (recoveries); credit facility-related charges; and post-employment benefit plan losses. We exclude these charges, net of recoveries, because we believe that they are not directly related to ongoing operating results and do not reflect expected future operating expenses after completion of these activities or incurrence of the relevant costs. Our competitors may record similar charges at different times, and we believe these exclusions permit a better comparison of our core operating results with those of our competitors who also generally exclude these types of charges, net of recoveries, in assessing operating performance.

Restructuring Charges, net of recoveries, consist of costs relating to: employee severance, lease terminations, site closings and consolidations, write-downs of owned property and equipment which are no longer used and are available for sale, and reductions in infrastructure.

    Transition Costs consist of: (i) costs recorded in connection with the relocation of our Toronto manufacturing operations, and the move of our corporate headquarters into and out of a temporary location during, and upon completion, of the construction of space in a new office building at our former location (all in connection with the 2019 sale of our Toronto real property) (collectively, Toronto Transition Costs) and (ii) costs recorded in connection with the transfer of manufacturing lines from closed sites to other sites within our global network (Internal Relocation Costs). Transition Costs consist of direct relocation and duplicate costs (such as rent expense, utility costs, depreciation charges, and personnel costs) incurred during the transition periods, as well as cease-use costs incurred in connection with idle or vacated portions of the relevant premises that we would not have incurred but for these relocations and transfers. We believe that excluding these costs permits a better comparison of our core operating results from period-to-period, as these costs will not reflect our ongoing operations once these relocations and manufacturing line transfers are complete.

    Impairment charges, which consist of non-cash charges against goodwill, intangible assets, property, plant and equipment, and ROU assets, result primarily when the carrying value of these assets exceeds their recoverable amount.
Finance Costs consist of interest expense and fees related to our credit facility (including debt issuance and related amortization costs), our interest rate swap agreements, our accounts receivable sales program and customers' supplier financing programs, and interest expense on our lease obligations, net of interest income earned. We believe that excluding these costs provides useful insight for assessing the performance of our core operations.
    Acquisition inventory fair value adjustments relate to the write-up of the inventory acquired in connection with our acquisitions, representing the difference between the cost and fair value of such inventory. We exclude the impact of the recognition of these adjustments, when incurred, because we believe such exclusion permits a better comparison of our core operating results from period-to-period, as their impact is not indicative of our ongoing operating performance.
Non-core tax impacts are excluded, as we believe that these costs or recoveries do not reflect core operating performance and vary significantly among those of our competitors who also generally exclude these costs or recoveries in assessing operating performance.
The following table sets forth, for the periods indicated, the various non-IFRS financial measures discussed above, and a reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures (in millions, except percentages and per share amounts):

	Three months ended September 30				Nine months ended September 30
	2020		2021		2020		2021
		% of revenue		% of revenue		% of revenue		% of revenue
IFRS revenue	$1,550.5		$1,467.4		$4,361.5		$4,122.6

IFRS gross profit	$124.2	8.0%	$125.4	8.5%	$323.8	7.4%	$344.9	8.4%
Employee SBC expense	1.1		3.1		8.9		9.4
Non-IFRS adjusted gross profit	$125.3	8.1%	$128.5	8.8%	$332.7	7.6%	$354.3	8.6%

IFRS SG&A	$56.9	3.7%	$62.0	4.2%	$171.3	3.9%	$179.6	4.4%
Employee SBC expense	(0.6)		(5.5)		(11.8)		(14.8)
Non-IFRS adjusted SG&A	$56.3	3.6%	$56.5	3.9%	$159.5	3.7%	$164.8	4.0%

IFRS earnings before income taxes	$40.3	2.6%	$43.9	3.0%	$63.8	1.5%	$94.4	2.3%
Finance Costs	8.9		7.8		28.6		23.4
Employee SBC expense	1.7		8.6		20.7		24.2
Amortization of intangible assets (excluding computer software)	5.5		4.9		16.9		14.7
Other Charges (recoveries)	3.7		(3.9)		19.0		2.9
Non-IFRS operating earnings (adjusted EBIAT) (1)	$60.1	3.9%	$61.3	4.2%	$149.0	3.4%	$159.6	3.9%

IFRS net earnings	$30.4	2.0%	$35.2	2.4%	$40.5	0.9%	$72.0	1.7%
Employee SBC expense	1.7		8.6		20.7		24.2
Amortization of intangible assets (excluding computer software)	5.5		4.9		16.9		14.7
Other Charges (recoveries)	3.7		(3.9)		19.0		2.9
Adjustments for taxes (2)	(0.4)		(1.4)		(3.8)		(4.7)
Non-IFRS adjusted net earnings	$40.9		$43.4		$93.3		$109.1

Diluted EPS
Weighted average # of shares (in millions)	129.1		125.5		129.1		127.3
IFRS earnings per share	$0.24		$0.28		$0.31		$0.57
Non-IFRS adjusted earnings per share	$0.32		$0.35		$0.72		$0.86
# of shares outstanding at period end (in millions)	129.1		124.7		129.1		124.7

IFRS cash provided by operations	$42.0		$55.7		$189.9		$161.0
Purchase of property, plant and equipment, net of sales proceeds	(9.9)		(13.2)		(32.2)		(35.3)
Lease payments (3)	(9.9)		(10.0)		(27.9)		(30.0)
Finance Costs paid (excluding debt issuance costs paid) (3)	(6.4)		(5.4)		(22.3)		(16.5)
Non-IFRS free cash flow (3)	$15.8		$27.1		$107.5		$79.2

IFRS ROIC % (4)	10.2%		10.9%		5.3%		7.8%
Non-IFRS adjusted ROIC % (4)	15.2%		15.2%		12.5%		13.2%

(1)    Management uses non-IFRS operating earnings (adjusted EBIAT) as a measure to assess performance related to our core operations. Non-IFRS adjusted EBIAT is defined as earnings (loss) before income taxes, Finance Costs (defined above), employee SBC expense, amortization of intangible assets (excluding computer software), Other Charges (recoveries) (defined above), and in applicable periods, acquisition inventory fair value adjustments. See "Operating Results — Other charges (recoveries) " for separate quantification and discussion of the components of Other Charges (recoveries).

(2)    The adjustments for taxes, as applicable, represent the tax effects of our non-IFRS adjustments and non-core tax impacts (see below).
The following table sets forth a reconciliation of our IFRS tax expense and IFRS effective tax rate to our non-IFRS adjusted tax expense and our non-IFRS adjusted effective tax rate for the periods indicated, in each case determined by excluding the tax benefits or costs associated with the listed items (in millions, except percentages) from our IFRS tax expense for such periods:

	Three months ended				Nine months ended
	September 30				September 30
	2020	Effective tax rate	2021	Effective tax rate	2020	Effective tax rate	2021	Effective tax rate
IFRS tax expense and IFRS effective tax rate	$9.9	25%	$8.7	20%	$23.3	37%	$22.4	24%
Tax costs (benefits) of the following items excluded from IFRS tax expense:
Employee SBC expense	0.2		1.4		1.2		2.9
Other Charges (recoveries)	0.2		—		2.2		0.7
Non-core tax impacts related to tax uncertainties*	—		—		0.4		—
Non-core tax impact related to restructured sites**	—		—		—		1.1
Non-IFRS adjusted tax expense and non-IFRS adjusted effective tax rate	$10.3	20%	$10.1	19%	$27.1	23%	$27.1	20%

* Consists of the reversal of certain tax uncertainties related to a prior acquisition that became statute-barred in Q1 2020.
** Consists of the reversals of tax uncertainties related to one of our Asian subsidiaries that completed its liquidation and dissolution during Q1 2021.
(3)  Management uses non-IFRS free cash flow as a measure, in addition to IFRS cash provided by (used in) operations, to assess our operational cash flow performance. We believe non-IFRS free cash flow provides another level of transparency to our liquidity. Non-IFRS free cash flow is defined as cash provided by (used in) operations after the purchase of property, plant and equipment (net of proceeds from the sale of certain surplus equipment and property), lease payments and Finance Costs paid (excluding any debt issuance costs and when applicable, waiver fees related to our credit facility). We do not consider debt issuance costs (nil paid in Q3 2021 and YTD 2021; $0.3 million and $0.6 million paid in Q3 2020 and YTD 2020, respectively) or such waiver fees (when applicable) to be part of our ongoing financing expenses. As a result, these costs are excluded from total Finance Costs paid in our determination of non-IFRS free cash flow. Note, however, that non-IFRS free cash flow does not represent residual cash flow available to Celestica for discretionary expenditures.

(4)   Management uses non-IFRS adjusted ROIC as a measure to assess the effectiveness of the invested capital we use to build products or provide services to our customers, by quantifying how well we generate earnings relative to the capital we have invested in our business. Non-IFRS adjusted ROIC is calculated by dividing non-IFRS adjusted EBIAT by average net invested capital. Net invested capital (calculated in the table below) is defined as total assets less: cash, ROU assets, accounts payable, accrued and other current liabilities, provisions, and income taxes payable. We use a two-point average to calculate average net invested capital for the quarter and a four-point average to calculate average net invested capital for the nine-month period. A comparable measure under IFRS would be determined by dividing IFRS earnings (loss) before income taxes by average net invested capital (which we have set forth in the charts above and below), however, this measure (which we have called IFRS ROIC), is not a measure defined under IFRS.

The following table sets forth, for the periods indicated, our calculation of IFRS ROIC % and non-IFRS adjusted ROIC % (in millions, except IFRS ROIC % and non-IFRS adjusted ROIC %):

	Three months ended		Nine months ended
	September 30		September 30
	2020	2021	2020	2021
IFRS earnings before income taxes	$40.3	$43.9	$63.8	$94.4
Multiplier to annualize earnings	4	4	1.333	1.333
Annualized IFRS earnings before income taxes	$161.2	$175.6	$85.0	$125.8
Average net invested capital for the period	$1,586.4	$1,617.3	$1,594.9	$1,613.5
IFRS ROIC % (1)	10.2%	10.9%	5.3%	7.8%

	Three months ended		Nine months ended
	September 30		September 30
	2020	2021	2020	2021
Non-IFRS operating earnings (adjusted EBIAT)	$60.1	$61.3	$149.0	$159.6
Multiplier to annualize earnings	4	4	1.333	1.333
Annualized non-IFRS adjusted EBIAT	$240.4	$245.2	$198.6	$212.7
Average net invested capital for the period	$1,586.4	$1,617.3	$1,594.9	$1,613.5
Non-IFRS adjusted ROIC % (1)	15.2%	15.2%	12.5%	13.2%

	December 31 2020	March 31 2021	June 30 2021	September 30 2021
Net invested capital consists of:
Total assets	$3,664.1	$3,553.4	$3,745.4	$4,026.1
Less: cash	463.8	449.4	467.2	477.2
Less: ROU assets	101.0	98.4	100.5	115.4
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	1,478.4	1,407.0	1,575.8	1,800.8
Net invested capital at period end (1)	$1,620.9	$1,598.6	$1,601.9	$1,632.7

	December 31 2019	March 31 2020	June 30 2020	September 30 2020
Net invested capital consists of:
Total assets	$3,560.7	$3,537.8	$3,788.1	$3,789.3
Less: cash	479.5	472.1	435.9	451.4
Less: ROU assets	104.1	96.9	94.4	101.2
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	1,341.7	1,397.5	1,684.1	1,637.6
Net invested capital at period end (1)	$1,635.4	$1,571.3	$1,573.7	$1,599.1
(1)     See footnote 4 of the previous table.